Exhibit 2.1

WII COMPONENTS, INC.

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

January 5, 2007

ANNEXES

Annex A	List of Defined Terms

EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Form Letter of Transmittal
Exhibit C-1	Debt Commitment Letters
Exhibit C-2	Equity Commitment Letter
Exhibit D	Form of Goodwin Procter Legal Opinion
Exhibit E	Form of Common Equity Holders Agreement
Exhibit F	Form of Kirkland & Ellis LLP Legal Opinion

SCHEDULES

Schedule 2.3	Indebtedness
Schedule 4.1(a)	Existence; Good Standing; Authority
Schedule 4.2	Capitalization
Schedule 4.3(a)	Subsidiaries
Schedule 4.3(b)	Foreign Qualification
Schedule 4.4	No Conflicts; Consents
Schedule 4.5	Financial Statements
Schedule 4.6(a)	Absence of Certain Changes
Schedule 4.6(b)	Absence of Certain Changes
Schedule 4.7	Litigation
Schedule 4.8	Taxes
Schedule 4.9(a)	Employee Benefit Plans
Schedule 4.9(b)	ERISA
Schedule 4.9(d)	Effect of Transaction on Benefits
Schedule 4.9(e)	Section 280G Payments
Schedule 4.10(a)	Owned Real Property
Schedule 4.10(b)	Leased Real Property
Schedule 4.10(c)	Encumbrances
Schedule 4.10(c)(vi)	Certain Encumbrances
Schedule 4.10(d)	Assets
Schedule 4.11(a)	Labor and Employment Matters
Schedule 4.11(b)	Organized Labor Agreements
Schedule 4.12	Contracts and Commitments
Schedule 4.13(a)	Patents, Marks and Copyrights
Schedule 4.13(b)	Intellectual Property Encumbrances
Schedule 4.13(f)	Intellectual Property Licenses
Schedule 4.14	Environmental Matters
Schedule 4.15	Insurance
Schedule 4.17	Compliance with Laws

Schedule 4.18	Licenses and Permits
Schedule 4.20	Undisclosed Liabilities
Schedule 4.21	Affiliate Transactions
Schedule 4.22	Customers and Suppliers
Schedule 4.24	Warranty
Schedule 4.25	Indebtedness
Schedule 5.2	Authorization
Schedule 5.3	No Conflicts; Consents
Schedule 6.1	Conduct of Business
Schedule 6.3	Affiliated Transactions
Schedule 7.8(b)	Indemnification Agreements
Schedule 8.2(d)	Required Consents
Schedule 9.2	Indemnity
Schedule 11.6(n)	Working Capital
Schedule 11.6(w)	Pro Rata Portion
Schedule 11.6(z)	Responsible Pro Rata Portion

v

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of January 5, 2007, by and among WII Holding, Inc., a Delaware corporation (“Parent”), WII Merger Corporation, a Delaware corporation (“MergerCo”), WII Components, Inc., a Delaware corporation (the “Company”) and Behrman Capital III L.P., a Delaware limited partnership, solely in the capacity of the Stockholders’ Representative (the “Stockholders’ Representative”).  Certain terms used in this Agreement are defined in Section 11.6 hereof.  An index of defined terms used in this Agreement is attached as Annex A hereto.

WHEREAS, this Agreement amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of December 11, 2006 (the “Original Date”), by and among the parties hereto (the “Prior Agreement”);

WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its stockholders and (iii) resolved to recommend to the stockholders of the Company this Agreement and the transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and MergerCo have determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interest of their respective stockholders, and Parent has approved this Agreement as the sole stockholder of MergerCo;

WHEREAS, the holders of Company Stock of the Company constituting the Necessary Stockholder Approval have executed and delivered to the Company on or prior to the date hereof the Prior Written Consent irrevocably adopting and approving the Prior Agreement;

WHEREAS, concurrently with the execution of the Prior Agreement, Parent, MergerCo and the employees of the Company and/or its Subsidiaries listed on Schedule I attached hereto entered into employment agreements and non-compete agreements (the “New Executive Arrangements”) to be effective at the Effective Time (as defined herein); and

WHEREAS, subject to Section 2.10 hereof, immediately prior to the Effective Time, certain holders of Company Stock shall exchange a portion of such Company Stock for equity securities of Parent; and

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1.                                The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2), the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  The Merger shall have the effects specified in the DGCL.

Section 1.2.                                Effective Time.  On the Closing Date (as defined in Section 1.4), MergerCo and the Company shall duly execute a certificate of merger (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.  The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by and received the endorsed approval of the Secretary of State of the State of Delaware (the “Effective Time”).

Section 1.3.                                Certificate of Incorporation and By-Laws.  The certificate of incorporation of MergerCo, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and the terms of such certificate of incorporation.  The by-laws of MergerCo, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law, by the terms of the certificate of incorporation of the Surviving Corporation and by the terms of such by-laws.  Notwithstanding the foregoing, the name of the Surviving Corporation shall be “WII Components, Inc.” and the certificate of incorporation of the Surviving Corporation shall so provide.

Section 1.4.                                Closing.  The closing of the Merger (the “Closing”) shall occur no later than the third Business Day (as defined below) after the conditions set forth in Sections 8.1, 8.2 and 8.3 have been satisfied or waived (other than conditions required to be satisfied at the Closing); and provided further, that notwithstanding the foregoing, the Closing may occur on any other date agreed upon by the Company, MergerCo and Parent.  The date on which the Closing occurs pursuant to the foregoing sentence is referred to in this Agreement as the “Closing Date.”  The Closing shall take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, NY 10022, or at such other place as agreed to by the Company, MergerCo and Parent.  “Business Day” means any day other than a day on which the office of the Delaware Secretary of State is closed.

Section 1.5.                                Directors and Officers.  The directors of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1.                                Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, MergerCo, the Company, the holders (each a “Stockholder” and collectively, the “Stockholders”) of any shares of the capital stock of the Company (the “Company Stock”) or any holders of any shares of the capital stock of MergerCo:

(a)                                  Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation following the Merger.

(b)                                 Each share of Company Stock that is owned by the Company, by any wholly owned Subsidiary (as defined in Section 11.6) of the Company, by Parent, by MergerCo, or by any other wholly owned subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)                                  Each share of Voting Common Stock (as defined in Section 11.6) and Nonvoting Common Stock (as defined in Section 11.6) issued and outstanding immediately prior to the Effective Time, other than shares to be canceled in accordance with Section 2.1(b), the Dissenting Shares (as defined in Section 3.2(a)) and the Rollover Shares (as defined in Section 2.10), shall be cancelled and extinguished and converted into the right to receive that portion of the Merger Consideration equal to (i) the Merger Consideration (determined as though the phrase “(iv) less the Rollover Amount” was deleted from the definition of Merger Consideration) divided by (ii) (A) the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock outstanding immediately prior to the Effective Time (including Dissenting Shares and the Rollover Shares), plus (B) the aggregate number of shares of Voting Common Stock and/or Nonvoting Common Stock then issuable upon the exercise of all vested Options (as defined in Section 11.6) outstanding immediately prior to the Effective Time (such per share amount derived pursuant to the foregoing clauses (i) and (ii), the “Price Per Common Share”), net to the holder thereof in cash, payable to the holder thereof, without any interest thereon, upon surrender and exchange of the Certificate (as defined in Section 2.1(e)) formerly representing such share of Voting Common Stock or Nonvoting Common Stock in accordance with Section 3.1 or the delivery of an affidavit as described in Section 3.1(h); provided that, for the avoidance of doubt, the holders of Rollover Shares shall not be entitled to receive Merger Consideration in respect of such Rollover Shares, and to the extent a Certificate represents both Rollover Shares and other shares of Company Stock, such holder shall be entitled to share in Merger Consideration in accordance with this Agreement only with respect to shares of Company Stock that are not Rollover Shares or Dissenting Shares.

(d)                                 The “Merger Consideration” shall mean the amount equal to:

(i)                                     $295,500,000;
(ii)                                  plus (A) Estimated Cash and Cash Equivalents (as defined in Section 2.5(a)), (B) the Aggregate Option Exercise Price Proceeds (as defined in Section 2.2(a)), and (C) if the Estimated Working Capital Adjustment (as defined in Section 2.5(b)) is a negative number, then the absolute value of such number (the “Closing Overage”);
(iii)                               less (A) the aggregate amount of all Indebtedness (as defined in Section 11.6) of the Company and its Subsidiaries outstanding as of the Measurement Time (as defined in Section 2.5(c)), (B) all Company Expenses (as defined in Section 2.4), (C) all Accelerated Earnout Payments (as defined in Section 11.6), (D) the Escrow Amount (as defined in Section 2.8), (E) if the Estimated Working Capital Adjustment is a positive number, then the absolute value of such number (the “Closing Underage”), and (F) the aggregate amount of the employer’s portion of social security, medicare, unemployment or other employment Taxes (as defined in Section 11.6) imposed or to be imposed with respect to any payment to any employee of the Company and/or any of its Subsidiaries pursuant to or contemplated by this Agreement and/or the transactions contemplated hereby (including, without limitation, all payments made in respect of Options and all deal bonuses, stay bonuses, success bonuses or change in control payments which are triggered or made payable as a result of the transactions contemplated herein, but specifically excluding with respect to this clause (F) any such payment to the extent arising under any of the New Executive Arrangements or any other arrangement entered into by Parent, MergerCo or the Surviving Corporation following the Closing), but only to the extent such amount of the employer’s portion of social security, medicare, unemployment or other employment Taxes imposed with respect to any such payments are not included as a current liability in Estimated Working Capital (as defined in Section 2.5) or in the Closing Working Capital (as defined in Section 2.6); and
(iv)                              less the Rollover Amount.

(e)                                  All shares of Company Stock (excluding, for the avoidance of doubt Rollover Shares), when converted as provided in Sections 2.1(c) above, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (“Certificate”) previously evidencing such shares shall thereafter represent only the right to receive an amount equal to the product of (i) the Price Per Common Share multiplied by (ii) the number of shares of Company Stock (other than Rollover Shares) evidenced by such

Certificate.  The holders of Certificates previously evidencing such shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Stock and, upon the surrender of Certificates in accordance with the provisions of Section 3.1, shall only represent the right to receive the applicable Merger Consideration in exchange for their shares of Company Stock (as computed pursuant to the immediately preceding sentence).

Section 2.2.                                Company Stock Options and Related Matters.

(a)                                  Vested Options.  Each vested Option that is outstanding and unexercised immediately prior to the Effective Time shall be converted into the right to receive cash in accordance with this Section 2.2(a).  The Company hereby agrees that, prior to the Effective Time, the Company Board will take all actions necessary to accelerate the vesting of all Options that would become vested as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement; provided, that the holder of each such Option is employed by the Company or one of its Subsidiaries at the Effective Time.  At the Effective Time, the Company shall pay to each holder of a vested Option (each an “Optionholder” and collectively, the “Optionholders”) an amount of cash for each share of Voting Common Stock then issuable upon exercise of such vested Option equal to the Price Per Common Share less the applicable exercise price, upon receipt by the Company, Parent and MergerCo from such Optionholder of a duly executed counterpart signature page to the Common Equity Holders Agreement (as defined in Section 8.2(k)).  The aggregate amount of the exercise prices of all the vested Options as of the Effective Time is referred to herein as the “Aggregate Option Exercise Price Proceeds.”  The aggregate amount of cash paid to the Optionholders at the Effective Time pursuant to this Section 2.2(a) (after giving effect to Section 2.2(c) hereof) is referred to herein as the “Total Option Proceeds.”  The Company shall take all actions necessary so that, as of immediately prior to the Effective Time, the Plan (as defined in Section 11.6) and all vested Options that are outstanding as of immediately prior to the Effective Time shall be terminated and canceled without any payment therefor (except the right to receive payment of the Total Option Proceeds in respect of vested Options upon delivery by each such holder of a vested Option of a duly executed counterpart signature page to the Common Equity Holders Agreement (as defined in Section 8.2(k)) or other liability on the part of the Company, MergerCo, Parent or any of their respective Affiliates (as defined in Section 11.6) (including, without limitation, under Section 280G of the Code).

(b)                                 Unvested Options.  The Company shall take all actions necessary so that, as of immediately prior to the Effective Time, the Plan and all Options that are outstanding as of immediately prior to the Effective Time shall be terminated and canceled without any payment therefor or other liability on the part of the Company, MergerCo, Parent or any of their respective Affiliates (as defined in Section 11.6) (including, without limitation, under Section 280G of the Code).  At least two (2) Business Days prior to the Closing Date, the Company shall deliver a certificate to Parent and MergerCo setting forth for each Option outstanding as of immediately prior to the Effective Time: (i) the holder thereof; (ii) the extent to which such Option is vested or unvested; and (iii) the aggregate amount of the exercise prices in respect of such portion of the Option which is vested.

(c)                                  All consideration to be received by the Optionholders pursuant to this Section 2.2 (as well as any amounts paid to the Optionholders pursuant to Sections 2.6, 2.7, 2.8 and 3.1) shall be treated as compensation by the Company and shall be net of any applicable Taxes.

Section 2.3.                                Payments at Closing for Indebtedness.  Subject to the terms and conditions of this Agreement, as of the Closing, Parent and MergerCo shall cause the Surviving Corporation to repay all Indebtedness set forth on Schedule 2.3 and outstanding as of immediately prior to the Closing.  The Company, Parent and MergerCo will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgage, pledge, lien, conditional sale agreement, security title or other encumbrance (collectively, “Encumbrances”) securing such Indebtedness including, without limitation, by delivering to Parent and MergerCo at least two (2) Business Days prior to the Closing Date pay-off letters, releases and Encumbrance discharges (or agreements therefor) with respect to such Indebtedness as may be reasonably requested by Parent.

Section 2.4.                                Payments at Closing for Expenses.  Subject to the terms and conditions of this Agreement, as of the Closing, Parent and MergerCo shall cause the Surviving Corporation to pay all outstanding fees and expenses of the Company and each of its Subsidiaries in connection with the negotiation and the consummation of the transactions contemplated by this Agreement (including any and all fees and expenses owed to Harris Williams & Co. and Behrman Brothers Management Corp.) that have not been paid on or prior to the Closing Date (the “Company Expenses”), to the extent such amounts are deducted from the Merger Consideration otherwise payable at the Closing pursuant to Section 2.1(d)(iii)(B).

Section 2.5.                                Closing Estimates.

(a)                                  At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent and MergerCo a good faith estimate of (i) the Cash and Cash Equivalents of the Company and its Subsidiaries (“Estimated Cash and Cash Equivalents”) and (ii) Net Working Capital (as defined in Section 11.6) of the Company and its Subsidiaries as of the Measurement Time (the “Estimated Working Capital”); provided, however, that in the event Parent delivers a notice to the Company prior to the Closing Date in which it disagrees in good faith with the Company’s estimate of the Estimated Working Capital, then the Estimated Working Capital will not exceed the Net Working Capital of the Company and its Subsidiaries as calculated from the consolidated balance sheet of the Company and its Subsidiaries contained in the Fall-Back Month-End Financials.  In connection with the foregoing, the Company shall provide to Parent and MergerCo any supporting documentation for such estimate and any additional information reasonably requested by Parent or MergerCo.

(b)                                 The “Estimated Working Capital Adjustment” shall mean an amount equal to $21,888,000 (the “Base Amount”) minus the Estimated Working Capital.

(c)                                  For purposes of this Agreement, “Measurement Time” means (i) if the Closing occurs on or prior to the close of business on January 9, 2007, 11:59 p.m. (New York City time) on December 31, 2006, and (ii) otherwise, immediately prior to the Closing.

Section 2.6.                                Post Closing Adjustments.

(a)                                  Post-Closing Estimate.  Within sixty (60) days following the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative a statement (the “Closing Statement”) setting forth Parent’s calculation of (i) the Company’s and its Subsidiaries’ actual Net Working Capital as of the Measurement Time (the “Closing Working Capital”), and (ii) the Company’s and its Subsidiaries’ actual Cash and Cash Equivalents (“Closing Cash”).  The Closing Statement shall be prepared in accordance with the definitions of “Net Working Capital” and “Cash and Cash Equivalents” as set forth in this Agreement.  The Stockholders’ Representative shall have thirty (30) days following its receipt of the Closing Statement (the “Review Period”) to review the same.  On or before the expiration of the Review Period, the Stockholders’ Representative shall deliver to Parent a written statement accepting or objecting to the Closing Statement (the “Closing Statement Response Notice”).  In the event that the Stockholders’ Representative shall object to the Closing Statement, such Closing Statement Response Notice shall include a detailed itemization of the Stockholders’ Representative’s objections and the reasons therefor.  If the Stockholders’ Representative does not deliver such Closing Statement Response Notice to Parent within the Review Period, the Stockholders’ Representative shall be deemed to have accepted the Closing Statement.

(b)                                 Determinations; Adjustments.

(i)                                     Closing Cash Adjustment.  If the Closing Cash as finally determined pursuant to this Section 2.6 is greater than the Estimated Cash and Cash Equivalents, Parent shall pay (or cause the Surviving Corporation to pay) to each Common Equity Holder (as defined in Section 11.6) such Person’s Pro Rata Portion (as defined in Section 11.6) of such excess in accordance with Section 2.6(e).  If the Closing Cash as finally determined pursuant to this Section 2.6 is less than the Estimated Cash and Cash Equivalents, the Responsible Common Equity Holders shall pay such shortfall to Parent in accordance with Section 2.6(e), with each Responsible Common Equity Holder only being required to pay such Person’s Responsible Pro Rata Portion of such shortfall.
(ii)                                  Net Working Capital Adjustment.  If the Closing Working Capital as finally determined pursuant to this Section 2.6 is greater than the Estimated Working Capital, Parent shall pay (or cause the Surviving Corporation to pay) to each Common Equity Holder such Person’s Pro Rata Portion of such excess in accordance with Section 2.6(e).  If the Closing Working Capital as finally determined pursuant to this Section 2.6 is less than the Estimated Working Capital, the Responsible Common Equity Holders shall pay such shortfall to Parent in accordance with Section 2.6(e), with each Responsible Common Equity Holder only being required to pay such Person’s Responsible Pro Rata Portion of such shortfall.

(c)                                  Reserved.

(d)                                 In the event that the Stockholders’ Representative shall object to the Closing Statement within the Review Period, Parent and the Stockholders’ Representative shall promptly meet and in good faith attempt to resolve such objections.  Any such objections which cannot be resolved between Parent and the Stockholders’ Representative within thirty (30) days following the Parent’s receipt of the Stockholders’ Representative’s statement of objections contained in the Closing Statement Response Notice shall be resolved in accordance with this Section 2.6(d).  Should the Stockholders’ Representative and Parent not be able to resolve such objections as may be raised therein with respect to the Closing Statement, within the thirty (30) day period described above, either party may submit the matter to KPMG LLP (the “Accounting Referee”) for review and resolution, with instructions to complete the same as promptly as practicable, but in any event within thirty (30) days of its engagement, and to make any calculations in accordance with the definitions of “Cash and Cash Equivalents” and “Net Working Capital” (as applicable) set forth in this Agreement; provided, that the scope of the dispute(s) to be resolved by the Accounting Referee is limited to only such items included in the Closing Statement that the Stockholders’ Representative has disputed in the Closing Statement Response Notice and which the parties have been unable to resolve.  The Accounting Referee shall determine, based solely on presentations by Parent and the Stockholders’ Representative and their respective representatives, and not by independent review, only those unresolved issues in dispute specifically set forth on the Closing Statement Response Notice and shall render a written report as to the dispute and the resulting calculation of Closing Cash and/or Closing Working Capital, as appropriate, which shall be conclusive and binding upon the parties.  In resolving any disputed item, the Accounting Referee: (i) shall be bound by the principles set forth in this Section 2.6, (ii) shall limit its review to matters specifically set forth in the Closing Statement Response Notice and (iii) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  Such Accounting Referee shall deliver a statement setting forth its resolution of the dispute within thirty (30) days of the submission of the dispute to such firm, which resolution, absent manifest error, shall be binding and conclusive on the parties and not subject to appeal.  The Closing Statement shall be modified if necessary to reflect such determination by the Accounting Referee.  The fees and costs of the Accounting Referee, if one is required, shall be payable (i) by the Responsible Common Equity Holders on the one hand and (ii) by Parent, or at Parent’s election, the Surviving Corporation, on the other hand, on the basis, for each such party, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Accounting Referee.

(e)                                  Without duplication, all amounts owed pursuant to Sections 2.6(b)(i) and (ii) shall be aggregated, and the net amount (if any) owed by Parent to the Common Equity Holders, on the one hand, or the Responsible Common Equity Holders to Parent, on the other hand, is referred to as the “Final Closing Adjustment.”  In the event that the Final Closing Adjustment would result in a decrease in the Merger Consideration, each Responsible Common Equity Holder shall pay to Parent an amount in cash equal to such Responsible Common Equity Holder’s Responsible Pro Rata Portion (as defined in Section 11.6) of the Final Closing Adjustment; provided that if any amounts are owed by the Responsible Common Equity Holders to Parent under this Section 2.6(e), Parent shall have the option of requiring that any such payments(s) first be satisfied from any remaining balance of the Escrow Account (as defined in Section 2.8) as of the date such payment is due.  In the event the Final Closing Adjustment would result in an increase in the Merger Consideration, the Parent shall pay, or cause the Surviving Corporation to pay, to each Common Equity Holder an amount in cash equal to such

Common Equity Holder’s Pro Rata Portion of the Final Closing Adjustment, such cash amounts to be paid to the Stockholders’ Representative (on behalf of the Common Equity Holders for further distribution to each Common Equity Holder of its Pro Rata Portion of such amounts), net of Taxes required to be withheld on such payment (and in each such case where Tax withholding is so required Parent shall cause withholding and remittance of required Taxes to be made to the appropriate taxing authority).  The Final Closing Adjustment shall be calculated as an adjustment to the Merger Consideration and the Merger Consideration, as so adjusted, is referred to herein as the “Final Merger Consideration.” Any payment made under this Section 2.6(e) shall be made within five (5) Business Days of the final determination of the Final Closing Adjustment.

Section 2.7.                                Tax Benefit Payments.  Each Common Equity Holder shall have the right to receive from the Surviving Corporation additional amounts equal to such Common Equity Holder’s Pro Rata Portion of certain Tax refunds and certain other payments in respect of certain Tax benefits, as more fully described in Section 7.9(e).

Section 2.8.                                Escrow Payment.  At the Closing, an amount equal to $11,250,000 (the “Escrow Amount”) shall be deposited by Parent in an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”) by and among Mellon Trust of New England, N.A., as escrow agent (the “Escrow Agent”), Parent, the Company and the Stockholders’ Representative, which will be substantially in the form of Exhibit A attached hereto.  Each Common Equity Holder shall also be entitled to receive such Common Equity Holder’s Pro Rata Portion of any remaining balance of the Escrow Amount (if, when and to the extent payable to the Common Equity Holders, or the Stockholders’ Representative on behalf of the Common Equity Holders, pursuant to the terms and conditions of this Agreement and the Escrow Agreement).

Section 2.9.                                Affiliate Accounts.  Immediately prior to the Closing, all liabilities (other than any liabilities created by this Agreement, the agreements contemplated hereby or to the extent accrued for as a current liability in the Closing Working Capital (as finally determined pursuant to Section 2.6)) owed by the Company or any of its Subsidiaries to any Common Equity Holder or any of such Common Equity Holder’s Affiliates or to the Company or any Subsidiary shall be, to the extent not included as Indebtedness or Company Expenses and deducted from the Merger Consideration pursuant to Section 2.1(d)(iii), canceled without payment, in full and complete satisfaction of such liabilities.

Section 2.10.                         Management Equity Rollover.  On or prior to the Closing Date, certain holders of Company Stock identified by Parent and such holders to the Company in writing prior to the Closing Date (the “Rollover Participants”) may enter into one or more agreements with Parent pursuant to which they will acquire equity securities of Parent (the “Management Rollover Agreements”) by providing that as of immediately prior to the Effective Time and simultaneously with the contribution to Parent from the counterparty to the Equity Commitment Letter, each Rollover Participant will deliver to Parent the number of shares of Company Stock (the “Rollover Shares”) provided in the Management Rollover Agreements in exchange for certain equity securities of Parent identified in the Management Rollover Agreements.  The Company and the Stockholders’ Representative (in its capacity as such and in its capacity as a stockholder of the Company and the Majority Interest (as such term is defined in the Stockholders Agreement)) hereby consents to the transactions contemplated by this Section 2.10 for all purposes under the Stockholders Agreement and otherwise and hereby waives any restrictions on transfer, rights-of-first refusal, participation rights and other rights in connection with such transactions, whether arising under the Stockholders Agreement, the Company’s Certificate of Incorporation or otherwise.

ARTICLE III

PAYMENT FOR SHARES; DISSENTING SHARES

Section 3.1.                                Payment for Shares of Company Stock.

(a)                                  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with Mellon Trust of New England, N.A. (the “Exchange Agent”) under and pursuant to the terms of the Escrow Agreement, for the benefit of the holders of shares of Company Stock (excluding the Rollover Shares) for exchange through the Exchange Agent, an aggregate amount of the Merger Consideration equal to the product of (i) the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock outstanding as of immediately prior to the Effective Time (excluding the Rollover Shares, the Dissenting Shares and the aggregate number of shares of Voting Common Stock and/or Nonvoting Common Stock then issuable upon the exercise of all vested Options outstanding as of immediately prior to the Effective Time) and (ii) the Price Per Common Share.  The Company shall pay 100% of the fees and expenses of the Exchange Agent under the Escrow Agreement related to its duties as the Exchange Agent and such amounts shall be included as Company Expenses.

(b)                                 As soon as practicable following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to deliver or mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of Company Stock (excluding the Rollover Shares) (i) a notice of the effectiveness of the Merger, (ii) a form of letter of transmittal in the form attached hereto as Exhibit B which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (iii) instructions for use in surrendering the Certificates in exchange for the applicable portion of the Merger Consideration.

(c)                                  Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in cash equal to the product of (i) the Price Per Common Share and (ii) the shares of Company Stock (excluding Rollover Shares) formerly represented by such Certificate.  Any Certificate so surrendered shall forthwith be canceled.  No interest will be paid or accrued on any of the Merger Consideration payable to holders of Certificates.

(d)                                 Until surrendered in accordance with this Section 3.1, each such Certificate (other than Certificates representing shares of Company Stock to be canceled in accordance with Section 2.1(b), Dissenting Shares and Rollover Shares) shall represent solely the right to receive the applicable portion of the Merger Consideration relating thereto, in each case, without any interest or dividends thereon.  If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing shares of Company Stock (other than Certificates representing shares of Company Stock to be canceled in accordance with Section 2.1(b), Dissenting Shares and Rollover Shares)  surrendered therefor is registered, it shall be a condition to such right to receive such applicable portion of the Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such shares of Company Stock shall pay to the Exchange Agent any Transfer Taxes (as defined in Section 7.9(f)) or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(e)                                  Promptly following the date that is 90 days after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the Merger, and the Exchange Agent’s duties shall terminate.  Thereafter, each holder of a Certificate formerly representing shares of Company Stock may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the Merger Consideration relating thereto in accordance with this Article III.

(f)                                    At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation of any shares of Company Stock that were outstanding immediately prior to the Effective Time.  On or after the Effective Time, any Certificates formerly representing shares of Company Stock presented to the Surviving Corporation or the Exchange Agent shall be surrendered and canceled in return for the payment of the Merger Consideration relating thereto (if any), as provided in this Article III.

(g)                                 None of Parent, the Surviving Corporation or the Exchange Agent or any of their respective Subsidiaries or affiliates shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)                                 If any Certificate shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue the applicable Merger Consideration in exchange for such lost, stolen or destroyed Certificate in accordance with this Article III.

(i)                                     The Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration or other amounts payable pursuant to this Agreement to any holder of Company Stock or Options such amounts as the Exchange Agent, Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States federal, state or local Tax laws and shall instead pay such amount to the applicable Governmental Authority (as defined in Section 11.6).  To the extent that amounts are so withheld by the Exchange Agent, Parent or the Surviving Corporation, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock or Options in respect of which such deduction and withholding was made by the Exchange Agent, Parent or the Surviving Corporation.

Section 3.2.                                Appraisal Rights.

(a)                                  Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who have not consented in the Written Consent (as defined in Section 7.1(b)(i)) in favor of the adoption and approval of this Agreement (collectively, the “Dissenting Shares”) and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”) will not be converted as described in Section 2.1, but will thereafter constitute only the right to receive payment of the fair value of such shares of Company Stock in accordance with the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the applicable portion of the Merger Consideration, without interest, in the manner provided in Section 2.1 and Section 3.1.  Persons (as defined in Section 11.6) who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares.  The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

(b)                                 Each dissenting stockholder who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Stock shall be canceled.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and MergerCo that the following representations and warranties contained in this Article IV (i) are true and correct as of the Original Date and (ii) will be true and correct as of the Effective Time (except that representations and warranties that are made as of a specific date need only be true as of such date):

Section 4.1.                                Existence; Good Standing; Authority.

(a)                                  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware.  The Company has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as currently conducted.  The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction listed on Schedule 4.1(a) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below).  The copies of the Company’s Certificate of Incorporation and By-laws (the “By-laws”), each as amended to date and made available to Parent’s and MergerCo’s counsel, are complete and correct, and no amendments thereto are pending, are in full force and effect and the Company is not in breach of any of the foregoing.  The minute books, stock record books and other records and books of the Company and its Subsidiaries are complete and correct in all material respects.  “Company Material Adverse Effect” means any event, change or circumstance (or combination of the foregoing) (i) in the kitchen and bath cabinet industry which has had or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) which has had or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, except, in the case of clause (ii) hereof, for any such event, change or circumstance resulting from (1) the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, (2) changes in general economic or political conditions or the securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise), or (3) changes in conditions generally applicable to businesses in the same or similar industries as the Company and its Subsidiaries including, without limitation, (A) changes in laws, regulations, rules, ordinances, policies, mandates, guidelines or other requirements of any Governmental Authority or (B) changes in generally accepted accounting principles as applied in the United States on a consistent basis (“GAAP”) or its application.

(b)                                 The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of Parent and MergerCo, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, “General Enforceability Exceptions”).

(c)                                  The approval of holders of a majority of the outstanding Voting Common Stock of the Company is the only vote of the Company’s stockholders required to approve this

Agreement and the transactions contemplated hereby (the “Necessary Stockholder Approval”).  If the Closing occurs, as of the Closing, the Necessary Stockholder Approval shall have been obtained.

(d)                                 The Company Board, at a meeting duly called and held, has unanimously (i) declared the advisability of this Agreement and the transactions contemplated hereby, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the stockholders of the Company, (iii) determined that the consideration to be paid in the Merger is fair to and in the best interests of the stockholders of the Company, (iv) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with applicable laws and (v) resolved to recommend that the stockholders of the Company approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to the Company is applicable to the Merger or the other transactions contemplated hereby, whether as a result of the action taken by the Company Board described in the preceding sentence or otherwise.

Section 4.2.                                Capitalization.  The authorized capital stock of the Company as of the Original Date consists of (i) 28,000,000 shares of Voting Common Stock of which 21,762,081 shares are issued and outstanding, (ii) 1,000,000 shares of Nonvoting Common Stock of which 854,261 shares are issued and outstanding, (iii) and 1,000,000 shares of undesignated preferred stock, par value $.01 per share, of which zero (0) shares are issued and outstanding.  All of the issued and outstanding shares of capital stock and other Equity Interests of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and free of preemptive rights, rights of first refusal or similar rights.  Except as set forth on Schedule 4.2, there are no (x) authorized, issued and/or outstanding capital stock or other indicia of equity ownership (including options, warrants, profits interests, stock appreciation rights or similar rights) (“Equity Interests”) of the Company and/or (y) outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any Equity Interests of the Company.  Except as set forth on Schedule 4.2, there are no agreements to which the Company is a party with respect to the voting of Equity Interests of the Company or which restrict the transfer of any such Equity Interests of the Company.  Except as set forth on Schedule 4.2, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company.

All of the issued and outstanding shares of the Company’s capital stock are owned of record and beneficially as set forth on Schedule 4.2 (and in the amounts as set forth on Schedule 4.2), free and clear of any Encumbrances.  Schedule 4.2 attached hereto also sets forth all outstanding Options granted by the Company, the name of the Person holding each such Option, the class and number of shares of Company Stock issuable upon the exercise of each such Option and the applicable exercise price of each such Option.  All Options described on Schedule 4.2 have been issued in accordance with the governing option plan and the option agreement or other instrument pursuant to which it was offered.  True and complete copies of all agreements and instruments relating to such Options (including all amendments and modifications thereto) have been made available to Parent, and there are no agreements to amend, modify or supplement such agreements or instruments.

Section 4.3.                                Subsidiaries.

(a)                                  The Company’s Subsidiaries are listed on Schedule 4.3(a).  The Company owns directly or indirectly all of the outstanding shares of capital stock or other Equity Interest of each of the Company’s Subsidiaries, free and clear of any Encumbrances.  Except as set forth in Schedule 4.3(a), neither the Company nor any Subsidiary owns, directly or indirectly, any capital stock, equity or other ownership interest in any other Person.

(b)                                 Each of the Company’s Subsidiaries is a corporation duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as currently conducted.  Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation in each jurisdiction listed on Schedule 4.3(b) and each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Company Material Adverse Effect.  The copies of the organizational documents of each such Subsidiary, in each case as amended to date and made available to Parent’s and MergerCo’s counsel, are complete and correct, and no amendments thereto are pending.  Such organizational documents are in full force and effect and none of the Subsidiaries of the Company is in material breach of any of the foregoing.

Section 4.4.                                No Conflict; Consents.  Except as set forth on Schedule 4.4, the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, do not and will not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which the Company or any of its Subsidiaries is a party or by which the Company’s or any of its Subsidiaries’ assets are bound, or any provision of the Certificate of Incorporation or By-laws; (ii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order, award or judgment of, or any restriction imposed by, any arbitrator, court or other governmental agency applicable to the Company or any of its Subsidiaries or (iii) require from the Company or any of its Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other Person, except, in each case, where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5.                                Financial Statements.  The Company has delivered to Parent and MergerCo the following financial statements, copies of which are attached hereto as Schedule 4.5 (collectively, the “Financial Statements”):

(a)                                  Audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2004 and December 31, 2005, and consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended; and

(b)                                 An unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2006 (the “Base Balance Sheet”), and unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the nine (9) month period ended September 30, 2006.

Subject to the absence of footnotes and year-end audit adjustments with respect to any unaudited Financial Statements (which shall not be material individually or in the aggregate), each of the Financial Statements (including the notes thereto, if any) is accurate and complete, is consistent with the books and records of the Company and its Subsidiaries (which, in turn, are accurate and complete in all material respects), has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial condition of the Company and its Subsidiaries as of the respective dates thereof and the operating results of the Company and its Subsidiaries for the periods covered thereby.  For purposes of the Closing, the term “Financial Statements” shall be deemed to include for all purposes hereunder, the Fall-Back Month-End Financials (as defined in Section 7.2(c)).  Except as otherwise set forth in this Agreement (including the Schedules hereto), the Company makes no representation or warranty in this Agreement regarding any financial document other than the Financial Statements, including but not limited to any representation or warranty regarding any financial projections with respect to the Company and its Subsidiaries or any representation or warranty as to whether such projections will be achieved.

Section 4.6.                                Absence of Certain Changes.

(a)                                  Except as set forth on Schedule 4.6(a), since the date of the Base Balance Sheet (i) the Company and its Subsidiaries have operated only in the ordinary course of business consistent with past practices, (ii) there has been no change in the condition, assets or business of the Company or its Subsidiaries, except such changes that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) the Company and its Subsidiaries have made all capital expenditures in accordance with the capital budget set forth as Annex A to Schedule 4.6(a).

(b)                                 Except as set forth on Schedule 4.6(b) and except as expressly contemplated by this Agreement, since the date of the Base Balance Sheet, neither the Company nor any of its Subsidiaries has (individually or collectively):

(i)                                     suffered a Company Material Adverse Effect;
(ii)                                  suffered any theft, damage, destruction or casualty loss in excess of $100,000 in the aggregate, to its assets, whether or not covered by insurance or suffered any substantial destruction of its books and records;
(iii)                               redeemed or repurchased, directly or indirectly, any Equity Interests of the Company or declared, set aside or paid any dividends or made any other distributions (whether in cash or in kind) with respect to any Equity Interests of the Company;
(iv)                              issued, sold or transferred any Equity Interests of the Company or any of its Subsidiaries (except for the issuance of shares of Company Stock upon the exercise of Options), or notes, bonds or other debt securities or equity securities convertible, exchangeable or exercisable into Equity Interests of the Company or any of its Subsidiaries, or warrants, options or other rights to acquire Equity Interests of the Company or any of its Subsidiaries or any profits interests, economic interests or similar rights;
(v)                                 subjected any portion of its properties or assets to any Encumbrance (other than Encumbrances permitted by Section 4.10(c) or Encumbrances in the ordinary course of business which the Company shall be caused to be released immediately prior to the Closing);
(vi)                              sold, leased, licensed, assigned or transferred a portion of its assets or properties, except for sales of inventory or product in the ordinary course of business to unaffiliated third Persons on an arm’s length basis or as specifically contemplated by this Agreement, or canceled without fair consideration any material debts or claims owing to or held by it;
(vii)                           suffered any extraordinary losses in excess of $100,000;
(viii)                        incurred intercompany charges or conducted its cash management customs and practices other than in the ordinary course of business (including, without limitation, with respect to maintenance of working capital balances and inventory levels, making of capital expenditures, collection of accounts receivable and payment of accounts payable);
(ix)                                made any loans or advances to, or guarantees for the benefit of, any Persons;
(x)                                   granted any performance guarantee to its customers other than in the ordinary course of business and consistent with the policies and practices disclosed to Parent;
(xi)                                acquired any other business or Person (or any significant portion or division thereof), whether by merger, consolidation or reorganization or by purchase of its assets or stock or acquired any other material assets;
(xii)                             abandoned or failed to maintain in effect any registrations or issuances with respect to the Company Intellectual Property; or
(xiii)                          committed or agreed to any of the foregoing.

Section 4.7.                                Litigation.  Except as set forth on Schedule 4.7, neither the Company nor any of its Subsidiaries is involved (either as plaintiff or defendant) in any litigation, action, suit, proceeding, claim, arbitration or investigation (and has not been during the preceding three (3) year period) or, to the Company’s knowledge, is any litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, has any litigation, action, suit, proceeding, claim, arbitration or investigation been threatened in writing against the Company or any of its Subsidiaries which would have, individually or in the aggregate, a Company Material Adverse Effect.  None of the Company or any of its Subsidiaries is subject to any outstanding material order, judgment or decree issued by any governmental authority or any arbitrator or any settlement agreement.

Section 4.8.                                Taxes.  Except as set forth on Schedule 4.8:

(a)                                  The Company and its Subsidiaries have timely filed or been included in all income, sales and use and all other material Tax Returns (as defined in Section 11.6) required to be filed by them or in which they are to be included with respect to Taxes for any period ending on or before the Original Date, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of its Subsidiaries and such Tax Returns in all material respects disclose all Taxes required to be paid for the periods covered thereby;

(b)                                 The Company and its Subsidiaries have paid or caused to be paid all Taxes due and owing (whether or not shown on such Tax Returns) prior to the Original Date or have made provision, in accordance with GAAP, for all Taxes owed or accrued through the Original Date;

(c)                                  Neither the IRS (as defined in Section 11.6) nor any other Governmental Authority has asserted any deficiency or claim for any amount of additional Taxes against the Company or any of its Subsidiaries, and no claim has ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction;

(d)                                 No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently being conducted with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received a written notice of any actual or threatened audits or proceedings or is otherwise aware of any such audits or proceedings;

(e)                                  All Taxes and other assessments and levies which the Company and its Subsidiaries were or are required to withhold or collect have been withheld and collected and have been paid over to the proper Governmental Authorities;

(f)                                    Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a combined federal income Tax Return (other than a group the common parent of which is or was the Company) nor does the Company or any of its Subsidiaries have any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law) or otherwise.  Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement requiring the indemnification, sharing or allocation of Taxes;

(g)                                 Neither the Company nor any of its Subsidiaries has distributed the stock of another entity or had its stock distributed by another entity in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(h)                                 Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(i)                                     There are no liens for Taxes upon the assets of the Company or its Subsidiaries, except for liens relating to current Taxes not yet due; and

(j)                                     Except as would not have a Parent Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

Section 4.9.                                Employee Benefit Plans.

(a)                                  Schedule 4.9(a) sets forth all “employee benefit plans”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each severance, incentive or bonus, deferred compensation, profit sharing, retirement, welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, agreement or arrangement, and any other material employee benefit plan, program or arrangement currently maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries have any liability (the “Company Plans”).  Neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to (or is obligated to contribute to) or has any liability with respect to any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 of the Code or any “multiemployer plan,” as defined in Section 3(37) of ERISA.  Except as disclosed on Schedule 4.9(a), none of the Company Plans provide for post-employment life or health insurance benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (or similar state law) and at the expense of the participant or the participant’s beneficiary.

(b)                                 Except as set forth in Schedule 4.9(b), The Company Plans have been maintained and administered in form and operation, in all material respects, in accordance with all applicable laws, including, without limitation, ERISA and the Code.  Each Company Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and no events have occurred that could be expected to adversely affect such qualification.

(c)                                  There are no pending actions, claims, lawsuits or governmental investigations or audits which are pending or, to the knowledge of the Company, threatened, in each case in respect of the Company Plans.

(d)                                 Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Plan or (iii) result in the forfeiture, acceleration of the time of payment or vesting of any such benefits under any such plan.

(e)                                  Except as disclosed on Schedule 4.9(e), no amount required to be paid or payable to or with respect to any employee or other service provider of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code.

(f)                                    The Company has provided Parent with (i) true and complete copies of each Company Plan (or, if not written, a written summary of its terms), (ii) any related trust agreement or other funding instrument; (iii) the most recent IRS determination letter, if applicable; (iv) any summary plan description and other material written communication to employees concerning the benefits provided under the Company Plan; (v) the most recent Form 5500 annual report (including attached schedules and financial statements); and (vi) the most recent actuarial valuation reports, if applicable.

(g)                                 All contributions, premiums or other payments have been paid on a timely basis with respect to each Company Plan.  Except as taken into account in determining Closing Working Capital (as finally determined), no unfunded liability exists with respect to any Company Plan.

Section 4.10.                         Real and Personal Property.

(a)                                  Schedule 4.10(a) sets forth the address and description of each Owned Real Property.  With respect to each Owned Real Property: (i) the Company or one of its Subsidiaries has indefeasible fee simple title to such Owned Real Property, free and clear of all Encumbrances (except for the Encumbrances described in Section 4.10(c)(i)-(vii), as applicable),  (ii) except as set forth in Schedule 4.10(a), none of the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the rights of Parent and MergerCo pursuant to this Agreement, there are no outstanding rights of first offer or rights of first refusal or similar contracts or commitments to purchase such Owned Real Property or any portion thereof or interest therein.

(b)                                 Schedule 4.10(b) sets forth a list of all material leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries (the “Leased Real Property”).  All leases (including subleases) relating to Leased Real Property are identified on Schedule 4.10(b) (each a “Lease” and collectively, the “Leases”).  With respect to each Lease listed on Schedule 4.10(b), except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     the Company or a Subsidiary of the Company, as applicable, have valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to each pertinent Lease, except as such enforceability may be limited by General Enforceability Exceptions;
(ii)                                  each of said Leases has been duly authorized and executed by the Company or such Subsidiary, as applicable, and is in full force and effect; and
(iii)                               neither the Company nor such Subsidiary is in default under any of said Leases, nor, to the Company’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company or such Subsidiary, as applicable.

(c)                                  Except as set forth on Schedule 4.10(c) or as specifically disclosed in the Base Balance Sheet, the Company and each of its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their property and assets, including those properties and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Encumbrances, except for (i) Encumbrances disclosed in the Base Balance Sheet for Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty (as to which adequate reserves have been established in the Financial Statements), (ii) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Encumbrances arising in the ordinary course of business, (iii) Encumbrances consisting of pledges or deposits required in the ordinary course of business and in respect of statutory obligations in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) Encumbrances on any property acquired or held by the Company or its Subsidiaries in the ordinary course of business, securing indebtedness incurred or assumed for the purpose of financing (or refinancing) all or any part of the cost of acquiring such property, all of which shall be released as of immediately prior to the Closing, (v) Encumbrances securing capital lease obligations, (vi) Encumbrances set forth on Schedule 4.10(c)(vi), all of which will be released concurrently with the Closing and (vii) with respect to the Owned Real Property, Encumbrances of record or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby or which would not have, individually or in the aggregate, a Company Material Adverse Effect, and such property and assets are in good condition and repair (ordinary wear and tear expected) and are fit for use in the ordinary course of business of the Company and its Subsidiaries.

(d)                                 The assets and properties (whether real or personal, tangible or intangible) owned or leased by the Company and its Subsidiaries constitute all of the assets and properties necessary for the conduct of their businesses as presently conducted.

Section 4.11.                         Labor and Employment Matters.

(a)                                  Except as set forth on Schedule 4.11(a) or as otherwise would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all federal and state laws respecting employment and employment practices, including, without limitation those laws relating to terms and conditions of employment, wages and hours, collective bargaining, equal employment, layoffs, immigration, workplace safety and the collection and payment of taxes and other withholdings.  There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” law (collectively, the “WARN Act”) with respect to the Company or any of its Subsidiaries within the two (2) year period prior to the Effective Time.

(b)                                 Except as set forth on Schedule 4.11(b), neither the Company nor any Subsidiary of the Company is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement, understanding or relationship with a labor union or labor organization.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, is there pending or, to the Company’s knowledge, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary of the Company.

Section 4.12.                         Contracts and Commitments.  Except as set forth on Schedule 4.12, neither the Company nor any Subsidiary of the Company is a party to or bound by:

(a)                                  any partnership agreement or joint venture agreement or other agreement relating to ownership of or investments in any business or enterprise;

(b)                                 any agreement requiring the payment of severance with any director, officer, employee or consultant;

(c)                                  any employment or consulting agreement involving annual compensation in excess of $100,000 or any retention, change-of-control or similar agreements;

(d)                                 any agreement with another Person materially limiting or restricting the ability of the Company or any Subsidiary of the Company to enter into or engage in any market or line of business or to compete with or sell to any Person;

(e)                                  any agreement with any current officer, director, stockholder or Affiliate of the Company or any of its Subsidiaries or any of their respective Affiliates;

(f)                                    any agreements for the sale of any of the assets of the Company or any of its Subsidiaries other than with respect to the sale of inventory and product in the ordinary course of business or for the grant to any person of any rights to purchase any of its assets;

(g)                                 any agreement relating to the acquisition by the Company or any of its Subsidiaries of any business or any material portion of the assets or capital stock of any other Person entered into in the last five (5) years;

(h)                                 any material agreements relating to the incurrence, assumption, surety or guarantee of any indebtedness;

(i)                                     any agreements under which the Company or any of its Subsidiaries has made material advances or loans to any other Person (which shall not include advances made to an employee of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice);

(j)                                     any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $100,000 per year;

(k)                                  any collective bargaining agreement with any labor union or any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any stock purchase, stock option or similar plan or practice; or

(l)                                     any material agreement which contains any provision(s) requiring the Company and/or any of its Subsidiaries to indemnify any other party thereto or any guaranty.

As used in this Section 4.12, the word “agreement” means and includes every written or oral contract, license, lease, commitment or agreement of any kind.  Each of the agreements set forth on Schedule 4.12 and/or any of the other Schedules (as defined in Section 11.2) hereto and each New Ordinary Course Contract (as defined in Section 6.1(e)) is in full force and effect, is the legal, valid and binding obligation of the Company and/or its Subsidiaries and, to the Company’s knowledge, each of the other counterparties thereto, and is enforceable against them in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of the counterparties thereto has committed any material breach or default thereunder, nor has any event occurred that (with or without notice, lapse of time or both) would constitute a material breach or default.  The Company has heretofore made available to Parent a true, complete and correct copy and a true and correct description of all material terms of each oral agreement listed on Schedule 4.12 hereto or any of the other Schedules hereto and, in each case, all material amendments, modifications and supplements thereto and waivers thereunder (all of which are disclosed on Schedule 4.12 hereto or one of the other Schedules hereto).

Section 4.13.                         Intellectual Property.

(a)                                  Schedule 4.13(a) sets forth an accurate and complete list of all Patents (as defined in Section 11.6), registered or applied for Marks (as defined in Section 11.6), registered or applied for Copyrights (as defined in Section 11.6), and any other material unregistered Copyrights and Marks owned or filed by the Company and its Subsidiaries and used in connection with the business of the Company and its Subsidiaries as currently conducted.

(b)                                 Except as set forth on Schedule 4.13(b), the Company or a Subsidiary of the Company is the owner of all right, title and interest in and to all of the Intellectual Property (as defined in Section 11.6) as set forth in Schedule 4.13(a) and is the owner of all right, title, and interest in and to, or has a valid and enforceable right to use pursuant to a written license agreement set forth on Schedule 4.13(f) (other than commercially-available, off-the shelf software), all other Intellectual Property as is necessary in connection with the business of the Company and its Subsidiaries as currently conducted taken as a whole, free and clear of all Encumbrances (collectively, the “Company Intellectual Property”), except where the failure to own or have the right to use such Intellectual Property would not  have, individually or in the aggregate, a Company Material Adverse Effect.  The Company Intellectual Property (other than Patents included in the Company Intellectual Property) is valid and enforceable.  To the Company’s knowledge, the Patents included in the Company Intellectual Property are valid and enforceable.  No independent contractor, consultant or other third party has developed or assisted in the development of any Intellectual Property on behalf of the Company and/or any of its Subsidiaries.

(c)                                  The Company Intellectual Property owned, and to the knowledge of the Company or any Subsidiary, the Company Intellectual Property used, practiced or otherwise commercially exploited by the Company or its Subsidiaries has not and does not constitute an unauthorized use or misappropriation of any Intellectual Property of any Person other than any Patents, has not infringed, constituted an unauthorized use of or otherwise violated and does not infringe, constitute an unauthorized use of, or otherwise violate any other right of any Person (including pursuant to any non-disclosure agreements or obligations to which Company or its Subsidiaries or any of their present or former employees or consultants is a party) other than any Patents, and, to the Company’s knowledge, has not infringed or otherwise violated and does not infringe or otherwise violate on any Patents of any third party.

(d)                                 Neither the Company nor any of its Subsidiaries is or, to the Company’s knowledge, is threatened to be a party to any suit, action or proceeding which involves a claim of infringement, misappropriation, unauthorized use, or violation of any Intellectual Property used or owned by any Person against the Company or its Subsidiaries, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned or used by the Company or its Subsidiaries, nor, to the Company’s knowledge, are there any facts or circumstances that would form the basis for any claim of infringement, misappropriation, unauthorized use, or violation by any Person against the Company and its Subsidiaries, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned or used by the Company.

(e)                                  To the Company’s knowledge, no third party has infringed, misappropriated or otherwise conflicted with any of the Company Intellectual Property.

(f)                                    Schedule 4.13(f) sets forth a complete and accurate list of all material licenses, sublicenses and other agreements to which the Company and/or its Subsidiaries are a party (i) granting any other Person the right to use the Company Intellectual Property, or (ii) pursuant to which Company or its Subsidiaries are authorized to use any third party Intellectual Property (identifying third party Intellectual Property for which the Company or any of its Subsidiaries possesses the source code), which are incorporated in, or are from a part of any product manufactured, distributed, or sold by the Company or any Subsidiary or which are otherwise used (or currently proposed to be used) by the Company or its Subsidiaries in the business of the Company as currently conducted, other than licenses for commercial off-the-shelf software.

(g)                                 During the twelve month period ending on the Effective Date, there have been no material failures, breakdown, outages or unavailability of any of the computer systems (including without limitation, the software, hardware and networks) currently used by the Company or any of its Subsidiaries in the operation of the business.

Section 4.14.                         Environmental Matters.  Except as set forth on Schedule 4.14, or as would not have a Company Material Adverse Effect:

(a)                                  the Company and the Subsidiaries have complied in all material respects with, and are in compliance in all material respects with, all applicable Environmental Laws (as defined below), including those Environmental Laws applicable to their operations and use of the Leased Real Property;

(b)                                 neither the Company nor the Subsidiaries has generated, transported, treated, stored, disposed of, arranged for or permitted the disposal of, handled, exposed any Person to, or Released any Hazardous Material (as defined below) at any location, including without limitation at or on the Owned Real Property or the Leased Real Property, except in compliance in all material respects with all applicable Environmental Laws and as would not give rise to current or future liability of the Company or its Subsidiaries under Environmental Laws, and there has been no Release (as defined below) or threat of Release of any Hazardous Material at, on or affecting any property or facility currently or previously owned, leased or operated by the Company or the Subsidiaries, including the Owned Real Property and the Leased Real Property, that requires reporting or remediation by the Company or the Subsidiaries pursuant to any applicable Environmental Law or that would give rise to current or future liability of the Company or its Subsidiaries under Environmental Laws;

(c)                                  except for those matters that  prior to the Original Date have been fully settled without future obligation, neither the Company nor the Subsidiaries have (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim from any Governmental Authority or any Person under any Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened with any governmental or citizen enforcement action or notice of liability with respect to any Environmental Law; or (iv) received written notice of or otherwise have knowledge of any material claim, notice of violation, notice of liability, or unsatisfied liability under any Environmental Law;

(d)                                 the Company and its Subsidiaries have obtained, have complied in all material respects with, and are in compliance in all material respects with all Company Licenses (as defined in Section 4.18) required under any Environmental Law for the Company’s or its Subsidiaries’ activities and operations, including operations at the Owned Real Property and the Leased Real Property; and

(e)                                  there are no drinking water wells, production water wells, groundwater monitoring wells, underground storage tanks, landfills, current or former waste disposal areas, or polychlorinated biphenyls at or on any property or facility currently owned or operated by the Company or the Subsidiaries, including the Owned Real Property and the Leased Real Property, for which the Company or its Subsidiaries has responsibility or liability under Environmental Law.

(f)                                    The Company and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to any liability of any other Person relating to Environmental Laws.

(g)                                 Neither the Company nor any of its Subsidiaries has any liabilities with respect to the presence of asbestos, silica or other Hazardous Material, in any product or in or upon any premises, property or facility.

(h)                                 The Company and its Subsidiaries have provided or made available to Parent copies of all material environmental reports, audits, assessments, and investigations, and any other material environmental documents, related to the Company and its Subsidiaries or any of their respective predecessors, or any of their past or present facilities, properties or operations, to the extent the foregoing are in the possession, custody, or control of the Company or its Subsidiaries.

 “Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air.

“Environmental Laws” means all laws (including principles of common law), statutes, ordinances, regulations, rules, orders, judgments, decrees or any other provisions having the force or effect of law relating to pollution, protection of the Environment, or protection of human health and safety, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on or prior to the Closing Date.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, as listed or regulated under any Environmental Law, and any other substance for which liability or standards of conduct may be imposed under Environmental Laws.

 “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment.

Section 4.15.                         Insurance.  Schedule 4.15 sets forth, a summary of the material insurance policies held by, or for the benefit of, the Company and its Subsidiaries or under which any of the Company, its Subsidiaries or any of their employees, businesses, assets and/or properties are covered, together with a claims history for the period from January 1, 2004 to the date of the Base Balance Sheet.  All of such insurance policies are in full force and effect, and none of the Company nor any of its Subsidiaries is or has been in material default thereunder and, during the past three years, there has been no lapse in the Company’s and its Subsidiaries’ insurance coverage.  None of the Company nor any of its Subsidiaries has been denied insurance coverage requested by or on behalf of any such Person within the past three (3) years.  Except as set forth on Schedule 4.15 none of the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs, and the reserves set forth on the Base Balance Sheet are adequate to cover all anticipated liabilities with respect to any such self-insurance or co-insurance programs.

Section 4.16.                         No Brokers.  Neither the Company nor any of its Subsidiaries has entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of such entity or Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, except that the Company has retained and will owe fees to Harris Williams & Co. and Behrman Brothers Management Corp., all of which shall be included as Company Expenses and deducted from the Merger Consideration pursuant to Section 2.1(d)(iii)(B).

Section 4.17.                         Compliance with Laws.  Except as set forth in Schedule 4.17, neither the Company nor any Subsidiary of the Company is (or has been in the past three (3) years) in default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree of any Governmental Authority applicable to the Company or such Subsidiary or by which any property or asset of the Company or its Subsidiaries is bound, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.18.                         Licenses and Permits.  Schedule 4.18 contains a true, correct and complete list of all material licenses, permits, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company or any of its Subsidiaries and are currently in effect (the “Company Licenses”).  Each Company License is valid and in full force and effect, except to the extent the failure of any such Company License to be valid and in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect, and the Company and its Subsidiaries are in material compliance with the terms and conditions of such Company Licenses.  There is no investigation or proceeding pending or, to the knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension, or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License, except to the extent the termination, revocation, suspension, or restriction of any Company License or the imposition of any fine, penalty or other sanctions would not have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in

Schedule 4.18, none of the Company Licenses shall be affected in any manner by the consummation of the transactions contemplated hereby, except to the extent such effect would not have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries hold all material licenses, permits, authorizations, registrations and certifications of any Governmental Authority necessary for the conduct of their business as presently conducted.

Section 4.19.                         Knowledge.  Whenever a representation or warranty made by the Company herein refers to the “knowledge of the Company”, the “Company’s knowledge” or a similar phase, such knowledge shall be deemed to consist only of the actual knowledge (after reasonable inquiry), on the Original Date and on the Closing Date, of John Fitzpatrick, Dale Herbst, John Sleva, Lynn McClintock and Paul Becker.

Section 4.20.                         Undisclosed Liabilities.  Except as set forth in Schedule 4.20, to the Company’s knowledge none of the Company nor any of its Subsidiaries has any debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, other than any such debts, liabilities or obligations (i) disclosed on the other Schedules hereto, (ii) reflected or reserved against on the face of the Base Balance Sheet or the notes thereto, (iii) incurred since the date of the Base Balance Sheet in the ordinary course of business of the Company and its Subsidiaries (none of which is a liability resulting from, arising out of or relating to any breach of contract, breach of warranty, tort, infringement, violation of law or a claim or lawsuit or an environmental liability) or (iv) that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Notwithstanding the foregoing, this representation and warranty will not apply to (and will exclude) any liability arising out of or related to facts, events, transactions, or actions or inactions, the category of which is the subject of another representation or warranty set forth in this Article IV, whether or not the existence of such liability would constitute a breach or inaccuracy of such representation or warranty.  By way of example as to the foregoing sentence, pending and threatened litigation is addressed in the representations and warranties in Section 4.7 and therefore all pending and threatened litigation (regardless of whether such litigation is covered by the representation and warranties in Section 4.7) is considered a “category” for the purposes of the foregoing sentence.

Section 4.21.                         Affiliate Transactions.  Except as set forth on Schedule 4.21 attached hereto, no Common Equity Holder or any of such Common Equity Holder’s Affiliates or present or former officer, director or other Affiliate of the Company or any of its Subsidiaries is a party to any contract, agreement or transaction with the Company or any of its Subsidiaries or has any interest in any property, real or personal or tangible or intangible, used in or pertaining to the business of the Company and/or any of its Subsidiaries, except for (i) salaries, bonuses and other compensation under the terms of any pre-existing written employment contracts or employee benefit plans entered into prior to the Original Date and disclosed on the Schedules hereto and (ii) reimbursement of business expenses incurred in the ordinary course of business.

Section 4.22.                         Customers and Suppliers.  Schedule 4.22 lists the Company’s and its Subsidiaries’ (a) ten (10) largest customers (in terms of consolidated sales) during the nine (9) month period ended as of September 30, 2006 (the “Customers”), and (b) ten (10) largest suppliers (by dollar volume of purchases) during the nine (9) month period ended as of September 30, 2006 (the “Suppliers”).  Neither the Company nor any of its Subsidiaries has received any written notice from any such Customer or Supplier that such Customer or Supplier intends to terminate its relationship with the Company and its Subsidiaries or to materially modify its business relationship with the Company and its Subsidiaries.  To the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any oral notice from any such Customer or Supplier that such Customer or Supplier intends to discontinue any program or business line with the Company or its Subsidiaries outside the ordinary course of business.

Section 4.23.                         Inventory.  The inventories of the Company and its Subsidiaries reflected on the Financial Statements are, and the inventory of the Company and its Subsidiaries to be included as assets in the computation of Net Working Capital will be, of a quantity and quality usable and saleable in the ordinary course of business of the Company and its Subsidiaries, and are not damaged, defective or obsolete, net of any applicable reserve in the Financial Statements therefor for damaged, defective and/or obsolete inventory.

Section 4.24.                         Warranty.  All products and services developed, sold, licensed, rendered and/or delivered by the Company and each of its Subsidiaries have been in conformity with all applicable contractual commitments and all express and implied warranties in all material respects, and none of the Company nor any of its Subsidiaries has any material liability in connection therewith in excess of any warranty reserve specifically established with respect thereto and included on the Base Balance Sheet (as adjusted for the passage of time through the Closing Date in accordance with GAAP).  Except as set forth in Schedule 4.24 attached hereto, no products and services developed, sold, licensed, rendered and/or delivered by the Company or any of its Subsidiaries are subject to any guaranty, warranty or other indemnity beyond the ordinary course terms and conditions of such sale, license or service.  None of the Company or any of its Subsidiaries has been notified of any extraordinary warranty claims or other extraordinary indemnity obligations relating to any of its products or services within the past twelve (12) months.

Section 4.25.                         Indebtedness.  Except as set forth on Schedule 4.25 hereto, neither the Company nor any of its Subsidiaries has any Indebtedness outstanding at the Original Date.  Except for the amount of Indebtedness included as a reduction to the Merger Consideration pursuant to Section 2.1(d)(iii)(A), as of the Measurement Time, the Company and its Subsidiaries will not have any Indebtedness outstanding.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Parent and MergerCo hereby jointly and severally represent and warrant to the Company that the following representations and warranties contained in this Article V (i) are true and correct as of the Original Date, and (ii) will be true and correct as of the Effective Time (except that representations and warranties that are made as of a specific date need only be true as of such date):

Section 5.1.                                Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has all requisite corporate power and authority to own, operate and lease its properties and to carry on its respective business as currently conducted.  Each of Parent and MergerCo is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  “Parent Material Adverse Effect” means any effect, change or circumstance (or combination of the foregoing) which has had or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Parent and, prior to the Closing, MergerCo, taken as a whole, except for any such effects resulting from (i) the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) changes in general economic or political conditions or the securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise), (iii) changes in laws, regulations, rules, ordinances, policies, mandates, guidelines or other requirements of any Governmental Authority or (iv) changes in GAAP or its application.

Section 5.2.                                Authorization; Validity of Agreement; Necessary Action.  Each of Parent and MergerCo has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance by Parent and MergerCo of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the board of directors of MergerCo and by the stockholders of MergerCo, and, except as set forth on Schedule 5.2, no other action on the part of Parent or MergerCo is necessary to authorize the execution and delivery by Parent or MergerCo of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and MergerCo, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions.

Section 5.3.                                No Conflict; Consents.  Except as set forth on Schedule 5.3, the execution and delivery by Parent and MergerCo of this Agreement, and the consummation by Parent and MergerCo of the transactions contemplated hereby in accordance with the terms hereof, do not and will not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or MergerCo is a party or by which its assets are bound, or any provision of the organizational documents of Parent or any of its Subsidiaries; (ii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order, award or judgment of, or any restriction imposed by, any arbitrator, court or other governmental agency applicable to Parent or MergerCo or (iii) require from Parent or MergerCo any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other Person, except, in each case, where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4.                                Required Financing.  Attached as Exhibit C-1 hereto are copies of commitment letters from (a) Credit Suisse Securities (USA) LLC and Credit Suisse (the “CS Commitment Letter”), (b) Olympus (the “Olympus Debt Commitment Letter”) and (c) OCM Mezzanine Fund II, L.P.(the “OCM Commitment Letter” and, together with the CS Commitment Letter and the Olympus Debt Commitment Letter, collectively, the “Debt Commitment Letters”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide the necessary debt financing to Parent and MergerCo for the consummation of the transaction contemplated hereby (the “Debt Financing”).  Attached as Exhibit C-2 is a copy of the commitment letter from Olympus Growth Fund IV, L.P. (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitments”), pursuant to which Olympus Growth Fund IV, L.P. has agreed, subject to the terms and conditions set forth therein, to provide the necessary equity financing to Parent and MergerCo for the transactions contemplated hereby (the “Equity Financing” and together with the Debt Financing, the “Financing”).  The Financing Commitments are in full force and effect as of the Original Date.  Assuming the Financing contemplated by the Financing Commitments is consummated in accordance with their terms (including, without limitation, the execution and delivery of definitive agreements with respect to all of the Facilities (as defined in the CS Commitment Letter) containing the terms and conditions set forth in the CS Commitment Letter), the aggregate proceeds to be disbursed to Parent and MergerCo at Closing pursuant to the agreements contemplated by the Financing Commitments (which, in the case of the CS Commitment Letter, shall only include the proceeds from the Initial First Lien Term Advance (as defined therein)) will be sufficient for them to pay (v) the Merger Consideration pursuant to Section 2.1, (w) the Indebtedness set forth on Schedule 2.3, (x) the Accelerated Earnout Payments, (y) the Company Expenses, and (z) any related fees and expenses incurred by Parent and MergerCo in connection with the Merger or the financing thereof.  Subject to the other provisions of this Section 5.4, the only funding of proceeds under the CS Commitment Letter required to be received by Parent and MergerCo at Closing to fund the Merger will be the Initial First Lien Term Advance (as defined therein) and nothing herein shall imply that the conditions precedent to the funding of the Facilities (as defined in the CS Commitment Letter) under the CS Commitment Letter, other than (1) all of the conditions applicable to the Initial First Lien Term Advance (including, without limitation, all of the conditions applicable to the First Lien Facilities to the extent applicable to the Initial First Lien Term Advance) and (2) the execution and delivery of definitive agreements with respect to all of the Facilities (as defined in the CS Commitment Letter) containing the terms and conditions set forth in the CS Commitment Letter), need to be satisfied at or prior to the Closing of the Merger.

Section 5.5.                                Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Merger based upon arrangements made by or on behalf of Parent, MergerCo or any of either of their Affiliates.

Section 5.6.                                Litigation.  There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the senior management of Parent or MergerCo, threatened against Parent or MergerCo and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or MergerCo of any of their material obligations under this Agreement.

Section 5.7.                                Inspection; No Other Representations.  Parent and MergerCo are informed and sophisticated purchasers and have engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company and its Subsidiaries as contemplated hereunder.  Parent and MergerCo have undertaken such investigation and have been provided with and have evaluated such documents and information as they have deemed necessary to enable each of them to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby based on the representations, warranties, covenants and agreements made herein by or on behalf of the Company, the Stockholders’ Representative and/or the Common Equity Holders.  Parent and MergerCo understand and agree that they are acquiring the Company and its Subsidiaries through the Merger at the Effective Time without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company, any of its Subsidiaries, the Stockholders’ Representative, any Stockholder or any Optionholder, except for the representations and warranties made by or on behalf of the Company and/or the Common Equity Holders which are set forth in this Agreement, or in any Schedule, Exhibit or certificate delivered by or on behalf of the Company, the Stockholders’ Representative and/or any Common Equity Holder; provided that the foregoing shall in no way be deemed to limit or impair Parent’s or MergerCo’s ability to seek recovery for any claims based on fraud or intentional misrepresentation.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1.                                Conduct of Business Prior to Closing.  The Company agrees that, between the Original Date and the Closing Date, (a) it shall operate and cause its Subsidiaries to operate in the ordinary course of business, consistent with past practices and (b) except as described in Schedule 6.1 or as otherwise contemplated by this Agreement, in furtherance of the foregoing, the Company will not, and will cause each of its Subsidiaries not to:

(a)                                  authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or Equity Interests (other than the issuance of shares of Voting Common Stock upon the exercise of Options outstanding on the Original Date);

(b)                                 make any change to the Certificate of Incorporation or By-laws or the organizational documents of its Subsidiaries, or change the authorized capital stock or Equity Interests of the Company or any of its Subsidiaries;

(c)           merge or consolidate the Company or any of its Subsidiaries with any Person or consummate any other business combination transaction (other than the Merger or any merger, consolidation or business combination of a Subsidiary with and into the Company or a Subsidiary);

(d)           borrow any amount or incur or become subject to any Indebtedness, including any reborrowings under any of its existing credit facilities or other debt financing arrangements (other than borrowings prior to the Measurement Time under the Company’s existing revolving credit facility in the ordinary course of business);

(e)           (i) prepay any loans (if any) from its stockholders, officers or directors or any Person affiliated with any of the foregoing, (ii) make any material change in its borrowing arrangements, (iii) modify, amend or terminate any of its contracts or agreements set forth on Schedule 4.12 or any of the other Schedules hereto (except as specifically authorized by Parent in writing), (iv) waive, release or assign any material rights or claims (whether or not in the ordinary course of business) or (v) enter into any contract, agreement or arrangement that would be required to be set forth on Schedule 4.12 if entered into prior to the Original Date (other than new contracts or agreements with customers and clients in the ordinary course of business (any such new contract or agreement with a customer or client in the ordinary course of business, a “New Ordinary Course Contract”));

(f)            change accounting policies or procedures, except as required by law or by GAAP;

(g)           (i) except for the acceleration of unvested stock options under the Plan in the discretion of the Company Board, make or grant or promise any bonus or any wage, salary or compensation increase in excess of $10,000 per year to any director, officer or employee of the Company or any Subsidiary, and (ii) except in the ordinary course of business consistent with past practice or in accordance with the existing terms of contracts entered into prior to the Original Date, make or grant or promise any increase in other benefits to be made available under any employee benefit plan or arrangement, or (iii) amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement;

(h)           make any material acquisitions in excess of $1,000,000 in the aggregate or commit to make any capital expenditures involving the payment of more than $250,000 in the aggregate except as provided in Annex A to Schedule 4.6(a);

(i)            make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(j)            settle or compromise any material dispute affecting the Company or any of its Subsidiaries;

(k)           implement any layoff of employees that could implicate the WARN Act (as defined herein);

(l)            redeem or repurchase, directly or indirectly, any Equity Interests of the Company or declare, set aside or pay any dividends or make any other distributions (whether in cash or in kind) with respect to any Equity Interests of the Company;

(m)          subject any portion of its properties or assets to any Encumbrance (other than Encumbrances permitted by Section 4.10(b) or Encumbrances in the ordinary course of business which the Company shall be caused to be released immediately prior to the Closing);

(n)           sell, lease, license, assign or transfer any portion of its assets or properties, except for sales of inventory or product in the ordinary course of business to unaffiliated third Persons on an arm’s length basis or as specifically contemplated by this Agreement, or canceled without fair consideration any material debts or claims owing to or held by it;

(o)           incur any intercompany charges or conduct its cash management customs and practices, in each case other than in the ordinary course of business (including, without limitation, with respect to maintenance of working capital balances and inventory levels, making of capital expenditures, collection of accounts receivable and payment of accounts payable);

(p)           make any loans or advances to, or guarantees for the benefit of, any Persons;

(q)           grant any performance guarantee to its customers other than in the ordinary course of business and consistent with the policies and practices disclosed to Parent;

(r)            abandon or fail to maintain in effect any registrations or issuances with respect to the Company Intellectual Property;

(s)           during the period from 11:59 p.m. (New York City time) on December 31, 2006 through and including the close of business on January 9, 2007: (i) make any distributions or other payments of any cash and/or cash equivalents (including, without limitation, any payments in respect of any Accelerated Earnout Payments and any fees and expenses of the Company and/or any of its Subsidiaries related to the negotiation and the consummation of the transactions contemplated by this Agreement (including any and all fees and expenses owed to Harris Williams & Co. and Behrman Brothers Management Corp.)), except (1) for those expenditures to unaffiliated third parties (e.g., excluding any Common Equity Holder or any of their Affiliates or any of their family members, relatives or co-habitants) with respect to trade obligations incurred in the ordinary course of business consistent with past custom and practice and which were accrued for on a dollar-for-dollar basis as a current liability in Closing Working Capital (as finally determined), (2) for the repayment of Indebtedness outstanding as of the Measurement Time to the extent such amounts are included as a reduction to the Merger Consideration pursuant to Section 2.1(d)(iii)(A) of this Agreement, (3) for ordinary course payroll and for travel and entertainment reimbursement payments which, in each case, are due in the ordinary course during such period and which were accrued for on a dollar-for-dollar basis as a current liability in Closing Working Capital (as finally determined), (4) for the premium payment for the Tail Policy or (5) to the extent pre-approved in writing by Parent, (ii) incur, assume or otherwise become liable with respect to any liability or obligation, except for any such trade obligation with an unaffiliated third party (e.g., excluding any Common Equity Holder or any of their Affiliates or any of their family members, relatives or co-habitants) incurred in the ordinary course of business consistent with past custom and practice and which, if incurred prior to the Measurement Time, would be required to be accrued for as a current liability in Closing Working Capital or (iii) waive, release or assign any rights or claims (whether or not in the ordinary course of business) which are accrued for as a current asset in Closing Working Capital (as finally determined); notwithstanding the foregoing, this Section 6.1(s) shall not be deemed to prohibit the making at the Closing of any of the payments to be made at the Closing in accordance with Article II hereof; or

(t)            enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

Prior to the Closing, the Company shall be permitted to pay down existing Indebtedness (subject to compliance with the other terms and conditions set forth in this Agreement, including, without limitation, clause (s) above).

Section 6.2.           Other Pre-Closing Covenants.  The Company also agrees that, between the Original Date and the Closing Date, it shall, and shall cause its Subsidiaries to:

(a)           use its reasonable efforts to cause its current insurance (or reinsurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(b)           cooperate with Parent and MergerCo, use its commercially reasonable efforts and take such actions to cause the conditions to Parent’s and MergerCo’s obligations to close to be satisfied (including, without limitation, by (i) providing all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing and (ii) the making and obtaining of all third party and governmental notices, filings, authorizations, approvals, consents, releases and terminations; provided that, notwithstanding the foregoing, the Company will provide copies of all documentation necessary to comply with this Section 6.2(d) to Parent for its review and approval prior to submitting such documentation to the appropriate Persons.

Section 6.3.           Affiliated Transactions.  The Company will cause all agreements and transactions by and among any of the Common Equity Holders (or any Affiliate of any Common

Equity Holder) and/or the Company and/or any of its Subsidiaries set forth on Schedule 6.3 to be terminated effective as of immediately prior to the Closing without any liability on the part of Parent, MergerCo, the Company, the Surviving Corporation and/or any of its Subsidiaries.

Section 6.4.           Actions with Respect to Financing.  The Company shall provide, and shall cause its Subsidiaries and representatives to provide, all reasonable cooperation and assistance in connection with (i) the arrangement of the Financing, including facilitating customary due diligence, participation in meetings and providing certificates, documents and financial reports and (ii) any offers by or on behalf of Parent, MergerCo and/or the Surviving Corporation to purchase the Company’s 10% Senior Notes, due 2012, in each case as may be reasonably requested by Parent and/or any of its Financing sources.  Without limiting the generality of the foregoing, the Company shall, and shall cause each of its Subsidiaries and representatives to, use commercially reasonable efforts to cooperate with and assist, and shall use commercially reasonable efforts to cause the independent accountants for the Company and its Subsidiaries to cooperate and assist, Parent and MergerCo in preparing such information packages, offering materials, private placement memoranda, bank information memoranda and similar documents as Parent and/or the parties to the Commitment Letters may reasonably request (collectively, the “Offering Materials”) for use in connection with the offering and/or syndications of debt securities, loan participations and other matters contemplated by the Commitment Letters and/or any transaction described in clause (ii) above (the “Offerings”), including, without limitation, (x) making senior management and other representatives of the Company and its Subsidiaries available (at mutually agreeable times) to participate in meetings with rating agencies and causing the Company’s senior management and present and former independent accountants for the Company and its Subsidiaries to participate in drafting sessions related to the preparation of the Offering Materials and making work papers available to the Parent and their respective representatives and (y) delivering such information, certificates, documents and assistance as the parties to such Commitment Letters and/or Parent may reasonably request in connection therewith.  For purposes of clarification, the parties hereto agree that the matters described in this Section 6.4 primarily are the responsibility of Parent and MergerCo, and that the Company’s obligations hereunder are in the nature of cooperation and assistance with such matters.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1.           Stockholders Consent.

(a)           Prior Agreement.

(i)            Immediately following the Original Date, the Company, acting through the Company Board, shall have requested, in accordance with applicable law, that the Company’s Stockholders irrevocably adopt and approve this Agreement by written consent, as permitted by the By-laws (the “Prior Written Consent”).  A true and correct copy of such executed irrevocable Prior Written

Consent adopting and approving the Prior Agreement, and which constitutes the Necessary Stockholder Approval with respect to the Prior Agreement, shall have been delivered to Parent no later than the second business day following the Original Date.
(ii)           The Company shall have, in accordance with applicable law and its Certificate of Incorporation and By-laws, on or before the fifth business day after the Original Date, (x) mailed to any stockholder that has not theretofore executed the Prior Written Consent irrevocably adopting and approving the transactions contemplated by the Prior Agreement a request that such stockholder execute the Prior Written Consent irrevocably adopting and approving the Merger as provided in Section 228 of the Delaware Corporation Law and irrevocably waive any appraisal rights pursuant to Section 262 of the Delaware Corporation Law; and (y) use its commercially reasonable efforts, to the extent not prohibited by applicable law, to obtain such executed written consents and waivers.  True and correct copies of any such executed counterpart signature pages to the irrevocable Prior Written Consent adopting and approving the Prior Agreement shall be delivered to Parent no later than the second business day following the Company’s receipt thereof.  The Company shall deliver to Parent, for review and comment, any proxy statement, information statement or other information to be delivered to the holders of Company Stock and/or to the holders of Options (and including, in the case of such material to delivered to the holders of Company Stock, any such irrevocable written consent and waiver contemplated by this Section 7.1(a), including the Prior Written Consent), and shall incorporate therein any reasonable comments of Parent with respect thereto.
(iii)          The Company shall have complied with the provisions of Section 262 of the Delaware Corporation Law regarding notices of dissenters’ rights, appraisal rights and similar rights to any holder of Company Stock that has not voted for or consented to the transactions contemplated by the Original Agreement.

(b)           This Agreement.

(i)            Immediately following the execution of this Agreement by the Company, the Company, acting through the Company Board, shall request, in accordance with applicable law, that the Company’s Stockholders irrevocably adopt and approve this Agreement by written consent, as permitted by the By-laws (the “Written Consent”).  A true and correct copy of such executed irrevocable Written Consent adopting and approving this Agreement, and which constitutes the Necessary Stockholder Approval, shall be delivered to Parent no later than the first business day following the date of this Agreement.
(ii)           The Company shall, in accordance with applicable law and its Certificate of Incorporation and By-laws, on the next business day after the date of this Agreement, (x) mail to any stockholder that has not theretofore executed the Written Consent irrevocably adopting and approving the transactions contemplated hereby a request that such stockholder execute the Written Consent irrevocably adopting and approving the Merger as provided in Section 228 of the Delaware Corporation Law and irrevocably waive any appraisal rights pursuant to Section 262 of the Delaware Corporation Law; and (y) use its commercially reasonable efforts, to the extent not prohibited by applicable law, to obtain such executed written consents and waivers.  True and correct copies of any such executed counterpart signature pages to the irrevocable Written Consent adopting and approving this Agreement shall be delivered to Parent no later than the second business day following the Company’s receipt thereof.  The Company shall deliver to Parent, for review and comment, any proxy statement, information statement or other information to be delivered to the holders of Company Stock and/or to the holders of Options (and including, in the case of such material to delivered to the holders of Company Stock, any such irrevocable written consent and waiver contemplated by this Section 7.1(b), including the Written Consent), and shall incorporate therein any reasonable comments of Parent with respect thereto.
(iii)          The Company shall comply with the provisions of Section 262 of the Delaware Corporation Law regarding notices of dissenters’ rights, appraisal rights and similar rights to any holder of Company Stock that has not voted for or consented to the transactions contemplated hereby

Section 7.2.           Access to Information.

(a)           Without unreasonable disruption of its business, between the Original Date and the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of the Company’s and its Subsidiaries’ officers, employees and agents to give Parent and MergerCo and their representatives (including their financing sources) reasonable access, upon reasonable notice and during times mutually convenient to Parent and MergerCo and senior management of the Company and its Subsidiaries to the facilities, properties, employees, books and records, customers and suppliers of the Company and its Subsidiaries as from time to time may be reasonably requested.

(b)           Any such investigation by Parent or MergerCo shall not unreasonably interfere with any of the businesses or operations of the Company or its Subsidiaries.  Neither Parent nor MergerCo shall, prior to the Closing Date, have any contact whatsoever with any lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries with respect to the transactions contemplated hereby, except with prior approval of the Company or the Stockholders’ Representative (not to be unreasonably withheld).  All requests by Parent or MergerCo for access or information shall be submitted or directed exclusively to the Stockholders’ Representative or an individual or individuals to be designated by the Company.  Neither Parent nor MergerCo shall be permitted to conduct any invasive tests on any Leased Real Property without the prior written consent of the Company.

(c)           In addition, prior to the Closing, unless Parent otherwise agrees in writing, the Company shall deliver to Parent true and correct copies of the Company’s consolidated balance sheets as of each calendar month end greater than 20 days prior to the Closing (within 20 days following such month-end), together with the related statements of income, changes in stockholders’ equity and cash flow for the respective periods then ended (measured from December 31, 2005) and beginning with the ten (10) month period ending October 31, 2006.  The most recent financial statements delivered to Parent pursuant to this Section 7.2(c) prior to the Closing is referred to herein as the “Fall-Back Month-End Financials.”

Section 7.3.           Confidentiality.  The parties shall adhere to the terms and conditions of that certain letter agreement dated July 11, 2006 by and between the Company and Olympus Growth Fund IV, L.P. (the “Confidentiality Agreement”); provided that the parties hereto acknowledge and agree that the Confidentiality Agreement shall terminate and be of no further force and effect without any action by any party thereto effective as of the Closing.

Section 7.4.           Supplemental Disclosure.  From time to time commencing on the Original Date and until the Closing Date, the Company shall deliver to Parent written notice of any event or development (promptly after discovery thereof) that would render any statement, representation or warranty of the Company in this Agreement, including the Schedules, inaccurate or incomplete in any respect (each a “Schedule Supplement”).  For purposes of determining the accuracy of the representations and warranties of the Company contained herein and for purposes of determining the satisfaction of the conditions set forth in Section 8.2(a), the Schedules delivered by the Company hereunder shall be deemed to exclude any information contained in any such Schedule Supplement and any such Schedule Supplement shall not be deemed to cure any breach of any representation or warranty made the Company hereunder; provided, however, in the event that Parent and MergerCo shall close the transactions contemplated hereby, each of them shall be deemed to have waived any and all breaches of representations and warranties of the Company contained in this Agreement disclosed pursuant to such Schedule Supplements to the extent the events or developments disclosed in such Schedule Supplements relate to events or facts that arose subsequent to the Original Date.

Section 7.5.           Regulatory and Other Authorizations.

(a)           A Pre-Merger Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), has been filed by the Company and MergerCo in connection with the Merger and the other transactions contemplated hereby.  Each party hereto agrees to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable law and to obtain the approval of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority, as applicable, for the Merger and the other transactions contemplated hereby, and to use their commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement.  The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Authority or other third party in respect thereof.

(b)           In connection with the filing previously made by the Company and MergerCo under the HSR Act, the Company has paid an aggregate of $125,000 in filing and related fees.  Prior to the Closing, Parent shall pay $62,500 to the Company, and from the Original Date the Company and Parent shall split evenly the cost of any additional filing and related fees under the HSR Act.

(c)           Each of Parent and MergerCo shall use its commercially reasonable efforts to assist the Company in obtaining the consents of third parties listed in Schedule 8.2(d).

Section 7.6.           Press Releases.  Prior to the Closing, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that (a) a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance and (b) Parent and/or MergerCo may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement in connection with any offers by or on behalf of Parent and/or MergerCo to purchase the Company’s 10% Senior Notes, due 2012, with respect to any price changes, timing changes, extensions, amendments to withdrawal rights, amendments to the Offering Materials related thereto or similar matters specific to the terms and timing of the tender offer so long as any such press release or public announcement does not contain an announcement concerning the Company (except for purposes of identification) or Common Equity Holders, in which event such party will use its commercially reasonable efforts (to the extent practicable) to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.  Notwithstanding the foregoing, (i) as soon as practicable following the Original Date (and in any event within two (2) Business Days following the Original Date), the parties hereto shall have released a joint press release in form mutually agreed upon by the parties acting in good faith, and (ii) as soon as practicable following the Closing (and in any event within two (2) Business Days following the Closing), the parties hereto shall release a joint press release in form mutually agreed upon by the parties acting in good faith.  From and after the Closing, no press release, public announcement or other public disclosure with respect to this Agreement and/or transactions contemplated hereby, or other announcement to the employees, customers or suppliers of the Company and/or any of its Subsidiaries may be made or issued without the prior written approval of Parent; provided, however, that a Common Equity Holder may, without the prior consent of Parent, (x) issue or cause publication of any such press release or public announcement to the extent that such Person reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such Person will use its commercially reasonable efforts to allow Parent reasonable time to comment on such press release or public announcement in advance of its issuance, or (y) disclose in writing or orally summary information related to this Agreement and the transactions contemplated hereby, the performance of such Common Equity Holder’s investment in the Company and the performance of the Company on a confidential basis to any of such Common

Equity Holder’s investors, limited partners, members or lenders and/or in connection with the fund raising efforts of such Common Equity Holder or Affiliate of such Common Equity Holder.

Section 7.7.           No Solicitations.

(a)           The Company will not, and will not permit any of its Subsidiaries or any of the directors, officers, employees, advisors, representatives, stockholders, optionholders or agents of the Company or any of its Subsidiaries to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than the sale of inventory in the ordinary course of business) or any of its Subsidiaries or any Equity Interests of the Company or any of its Subsidiaries other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company or its Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.  Until the earlier of (x) the Closing and (y) the date on which this Agreement is terminated, the Company and the Stockholders’ Representative shall notify Parent immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

(b)           The Company shall, and shall cause its Subsidiaries and their representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and MergerCo) conducted heretofore with respect to any Acquisition Transaction.  The Company agrees not to (and to cause its Subsidiaries not to) release any third party from the confidentiality provisions of any agreement to which the Company or any of its Subsidiaries is a party.

Section 7.8.           Officers’ and Directors’ Indemnification.

(a)           For a period of six years beginning on the Closing Date and ending on the six year anniversary of the Closing Date, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the Original Date, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that he or she is or was a director, officer or employee of the Company or any of its Subsidiaries and arising out of events occurring prior to the Effective Time, whether in any case, such claim is asserted before or after the Effective Time, the Company, Parent and MergerCo agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto.  It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation and Parent shall (subject to Section 7.8(b) below and Section 4 of the

Common Equity Holders Agreement) indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement (provided such settlement is effected with the prior written consent of Parent) in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and the Surviving Corporation and Parent after the Effective Time, shall promptly pay expenses incurred by each Indemnified Party as the same are incurred in advance of the final disposition of any claim, suit, proceeding or investigation to such Indemnified Party to the extent such expenses may be advanced in accordance with applicable law and the Company’s and its Subsidiaries organizational documents (provided that any Person to whom expenses are advanced provides an undertaking in writing to repay such advances if it is determined by a court of competent jurisdiction that such Person is not entitled to indemnification), (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received to the extent such expenses may be reimbursed in accordance with applicable law and the Company’s and its Subsidiaries organizational documents (provided that any Person to whom expenses are advanced provides an undertaking in writing to repay such advances if it is determined by a court of competent jurisdiction that such Person is not entitled to indemnification), and (C) the Company, Parent and the Surviving Corporation will use their respective commercially reasonable efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Company, Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.  Any Indemnified Party wishing to claim indemnification under this Section 7.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent such failure to notify materially prejudices such party.

(b)           Parent and MergerCo agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer and employee of the Company and its Subsidiaries provided for in their respective charters or by-laws or otherwise in effect as of the Original Date shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim.  From and after the Effective Time, Parent and the Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more of its Subsidiaries, all of which are disclosed on Schedule 7.8(b) hereof.

(c)           The Company (prior to Closing) shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s and its Subsidiaries’ directors and officers that shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to, the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “Tail Policy”); provided that none of Parent, Merger Sub, and/or the Surviving Corporation and/or any of its Subsidiaries will have any obligation to pay any premiums or otherwise incur any cost or expense on or with respect to the Tail Policy, except to the extent any such amounts are accrued for on a dollar-for-dollar basis as a current liability in Closing Working Capital (as finally determined).  Prior to seeking any claim for indemnification against Parent, Merger Sub, the Company, and/or the Surviving Corporation and/or any of its Subsidiaries under Section 7.8(a), Section 7.8(b), any indemnification or contribution agreement with any of the following Persons and/or any indemnification, contribution or similar provision contained in any of the organizational documents of any of the foregoing Persons (if applicable), any such Indemnified Party shall first proceed against and exhaust any and all rights or remedies he or she may have under the Tail Policy or otherwise.  Parent shall be named as an additional insured under the Tail Policy to the extent necessary to implement the foregoing provisions.

(d)           The obligations under this Section 7.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.8 applies without the consent of such Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.8 applies shall be third party beneficiaries of this Section 7.8 and shall be entitled to enforce the covenants contained herein).

(e)           In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.8.

(f)            Notwithstanding any provision herein to the contrary, from and after the Closing, the Parent, MergerCo, the Surviving Corporation and their Affiliates shall have no obligation to indemnify any Indemnified Party or other Person entitled to indemnification under this Section 7.8 or under any organizational documents of the Company or any of its Affiliates or under any of the agreements disclosed on Schedule 7.8(b) hereof (and such Person shall have no rights under the insurance policies of the Company and its Affiliates) to the extent any such claim arises from or relates to a breach by the Company or any Common Equity Holder of, a representation, warranty, covenant, agreement or is covered by indemnity under this Agreement (without regard to time limitations set forth herein).  Notwithstanding any other provision in this Agreement, nothing herein shall limit recovery by any such Indemnified Party or other Person under the Tail Policy.

Section 7.9.           Tax Matters.

(a)           Preparation and Filing of Tax Returns.

(i)            Parent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns of the Company and its Subsidiaries with respect to Pre-Closing Periods (as defined in Section 11.6) which are due after the Closing Date; provided, that Parent shall provide each such Tax Return to the Stockholders’ Representative for its review and comment at least fifteen (15) Business Days prior to the date on which such Tax Return is to be filed, and Parent shall make any changes to each such Tax Return as are reasonably requested by the Stockholders’ Representative; provided such requested changes would not, in Parent’s reasonable judgment, have materially adverse consequences to the Company, its Subsidiaries, Parent and/or any Affiliate of Parent (including the Surviving Corporation), and, provided further, that such Tax Returns shall be prepared (x) in a manner consistent with past practices except as required by changes in applicable law and (y) for a pre-closing short year in accordance with Treasury Regulations Section 1.1502-76)(b)(1)(ii).  With respect to the preparation of such Tax Returns, Parent and Stockholders’ Representative agree that (A) all Transaction Deductions (as defined in Section 11.6) properly allocable to the taxable period or portion thereof ending on or before the Closing Date and shall be included as deductions on the income Tax Returns of the Company and its Subsidiaries for such period, and (B) Stockholders’ Representative shall determine the amount of Transaction Deductions, subject to the limitations in the definition of Transaction Deductions.  The Common Equity Holders shall remit any amounts shown to be due on such Tax Returns and required to be remitted to the applicable taxing authorities no later than two (2) Business Days prior to the due date of such Tax Returns.
(ii)           Parent (and its Subsidiaries and Affiliates) shall not amend any Tax Returns of the Company or its Subsidiaries for any Pre-Closing Period without the prior written consent of the Stockholders’ Representative, which shall not be unreasonably withheld.

(b)           End of Tax Year.  Parent and the Surviving Corporation shall not take any action, or permit any action to be taken, that may prevent the tax year of the Company and its Subsidiaries from ending for federal and applicable state, local and foreign income tax purposes at the end of the day on the Closing Date, except as otherwise required by applicable law.

(c)           Filing Dates of Tax Returns.  Without limiting the general provisions of Section 7.9(a), Parent shall cause the Surviving Corporation to prepare and use all commercially reasonable efforts to file as soon as is practicable (i) an IRS Form 4466, (ii) income Tax Returns for each tax year ending on the Closing Date and (iii) to the extent requested by the Stockholders’ Representative, amended income Tax Returns for tax years prior to the tax year ending on the Closing Date to reflect the carryback of any losses or deductions from one Pre-Closing Period to another Pre-Closing Period.

(d)           Cooperation on Tax Matters.  Parent, the Surviving Corporation and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns (including an IRS Form 4466), the preparation and filing of any amended Tax Return to reflect the carryback of any losses or deductions from one Pre-Closing Period to another Pre-Closing Period requested to be filed by Stockholders’ Representative, any Tax audits, Tax proceedings or other Tax-related claims, the authorization and execution of any appropriate powers of attorney to accomplish the foregoing, allowing the Stockholders’ Representative to review Tax Returns to determine or verify the proper amounts payable as refunds hereunder or otherwise payable under Section 7.9(e)(ii), and any mechanisms or payment processes reasonably requested by the Stockholders’ Representative to pay refunds (or otherwise make payments pursuant to Section 7.9(e)(ii)) to the Common Equity Holders.  Such cooperation shall include, upon the Stockholders’ Representative’s request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 7.9.  From and after the Effective Time, Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates shall not destroy or dispose of any Tax workpapers, schedules or other materials and documents supporting Tax Returns of the Company and its Subsidiaries for Pre-Closing Periods until expiration the applicable statute of limitations, without the prior written consent of Stockholders’ Representative, and before any disposition or destruction of such materials at any time, Parent shall give Stockholders’  Representative the opportunity to take possession of such materials and documents.

(e)           Tax Refunds and Tax Benefits.

(i)            Except as set forth in Section 7.9(f), the Common Equity Holders shall be entitled to all Tax refunds attributable to Pre-Closing Periods (including, without duplication, all Tax refunds reflected on Tax Returns filed with respect to Pre-Closing Periods, if and when such refunds are actually received by the Surviving Corporation and its Subsidiaries); provided, however that the Common Equity Holders shall only be entitled to Tax refunds to the extent that such Tax refunds (x) exceed the amount, if any, of such  Tax refunds included in the Closing Working Capital and taken into account in determining the Final Adjustment Amount, (y) do not constitute refunds or rebates of state sales Tax or (z) without duplication, were not otherwise taken into account in determining the amount of Merger Consideration (collectively, “Non-Excluded Tax Refunds”).  Promptly upon receipt of any income Tax refund relating to a Pre-Closing Period (including, without limitation, pursuant to an IRS Form 4466, any income Tax Return for the period ending on the Closing Date and any amended Tax Return with respect to a Pre-Closing Period), and in no event later than four (4) Business Days after receipt by Parent, the Surviving Corporation or any of their Affiliates and Subsidiaries, Parent will, and will cause the Surviving Corporation and its Subsidiaries to, deliver and pay over, by wire transfer of immediately available funds, any portion of such Tax refunds constituting Non-Excluded Tax Refunds to the Stockholders’ Representative (on behalf of the Common Equity Holders for payment to each Common Equity Holder of its Pro Rata Portion of such amounts), net of (A) Taxes required to be withheld on such payment (and in each such case where Tax withholding is so required Parent shall cause withholding and remittance of required Taxes to be made to the appropriate taxing authority) and (B) any Taxes imposed upon such income Tax refunds (e.g., Federal income Taxes imposed on the receipt of state income Tax refunds), and provide to the Stockholders’ Representative workpapers establishing the computation of the amount of the net payments.  Parent will, and will cause the Surviving Corporation and its Subsidiaries to, execute such documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Parent, the Surviving Corporation and their Subsidiaries to perfect their rights in and obtain the Tax refunds contemplated by this Section 7.9.
(ii)           The Common Equity Holders shall be entitled to the value of all Tax benefits relating to Transaction Deductions (whenever such Transaction Deductions are realized) that are available to offset income (including through carryforwards) of a Post-Closing Period of the Company, Parent, or any of their respective Subsidiaries, Affiliates or successors as and when such Transaction Deductions result in an actual reduction in Post-Closing Period income Taxes of the Surviving Corporation and its Subsidiaries that would have been payable in the absence of both (i) such Transaction Deduction and (ii) net operating losses and credits arising in any Post-Closing Period.  Promptly upon (and no later than four (4) Business Days after) the filing of any Tax Return that includes the Company, Parent, or any of their respective Subsidiaries, Affiliates or successors on which any Transaction Deductions are taken into account to reduce the Tax liability of the Company, Parent, or any of their respective Subsidiaries, Affiliates or successors, Parent will deliver and pay over, by wire transfer of immediately available funds, the Post-Closing Tax Benefit to the Stockholders’ Representative (on behalf of the Common Equity Holders for payment to each Common Equity Holder of its Pro Rata Portion of such amounts), net of Taxes required to be withheld on such payment.  In each case where Tax withholding is so required, Parent shall cause withholding and remittance of required Taxes to be made to the appropriate taxing authority and provide to the Stockholders’ Representative workpapers establishing the extent to which the Transaction Deductions were utilized on such Tax Return and the computation of the amount of the net payments no later than four (4) Business Days after the filing of each Tax Return on which available Transaction Deductions could be utilized until such Transaction Deductions have been fully utilized.

(f)            Transfer Taxes.  Parent, on the one hand, and the Responsible Common Equity Holders, on the other hand, shall each be liable for fifty percent (50%) of any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Merger and other transactions contemplated hereby; provided, however, that Parent shall be liable for the New York stock transfer Tax required to be remitted in connection with the Merger (and Parent shall be entitled to the Tax refund of such Tax).  The applicable parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax.

(g)           Tax Indemnification.  To the extent not remitted by the Responsible Common Equity Holders in accordance with Section 7.9(a)(i), subject to Section 9.2(b)(iii), each Responsible Common Equity Holder shall severally (to the extent of its Responsible Pro Rata Portion) but not jointly indemnify the Company, its Subsidiaries, Parent, and each Parent Affiliate (including the Surviving Corporation) and hold them harmless from and against, any loss, claim, liability expense, or other damage attributable to (i) all Taxes of the Company and its Subsidiaries for all Pre-Closing Periods, (ii) all Taxes of any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations §1.1502-6 or any similar state, local or foreign law or regulation, (iii) all Taxes of any person (other than the Company, its Subsidiaries and their respective predecessors) imposed on the Company or any of its Subsidiaries as a transferee or successor (by contract or pursuant to any law, rule or regulation), which Taxes relate to an event or transaction occurring before the Closing and (iv) the disallowance or other lack of availability of any Transaction Deductions for use on a Post-Closing Tax Return (but only to the extent that the Common Equity Holders in fact were paid a Post-Closing Tax Benefit with respect to such Transaction Deductions); provided, however, the Responsible Common Equity Holders (A) shall not be liable for any Taxes attributable to transactions outside the ordinary course of business occurring after the Closing and not expressly contemplated by this Agreement, (B) shall otherwise be liable only to the extent that such Taxes (x) exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing difference between book and Tax income) in the Closing Working Capital and taken into account in determining the Final Adjustment Amount or (y) were not taken into account in determining the amount of Merger Consideration pursuant to Section 2.1(d)(iii)(F), and (C) shall be entitled to offset the liability for Taxes of any Pre-Closing Period with any Tax attributes arising in or with respect to a Pre-Closing Period to the extent such Tax attributes have not been and will not be reflected in the Merger Consideration (and, for the avoidance of doubt, any such Tax attribute used to offset the Common Equity Holders’ obligations under this Section 7.9(g) without regard to this subclause (C) shall not provide the basis for any additional payment to the Common Equity Holders under this Agreement).  The Responsible Common Equity Holders shall reimburse Parent for any Taxes of the Company and/or any of its Subsidiaries that are the responsibility of the Responsible Common Equity Holders pursuant to this Section 7.9 within five (5) Business Days after payment of such Taxes by Parent, the Company or its Subsidiaries.

(h)           Tax Contests.  If subsequent to the Closing, Parent, the Company, or any of their respective Subsidiaries or Affiliates receives notice of a Tax Contest with respect to any Taxes (or other indemnifiable amount relating to Taxes) for which the Responsible Common Equity Holders may be liable pursuant to Section 7.9(g) or otherwise under this Agreement, then within ten (10) days after receipt of such notice, Parent shall notify the Stockholders’ Representative of such notice in writing.  The Stockholders’ Representatives shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that the Stockholders’ Representative shall not enter into any settlement or consent to the entry of any judgment with any Taxing authority in connection with any such Tax Contest without Parent’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  If the Stockholders’ Representative shall have the right to control the conduct and resolution of such Tax Contest but elects in writing not to do so, then Parent shall have the right to control the conduct and resolution of such Tax Contest, provided that Parent shall keep the Stockholders’

Representative informed of all developments on a timely basis and Parent shall not enter into any settlement or consent to the entry of any judgment with any Taxing authority in connection with any such Tax Contest without Stockholders’ Representative’s written consent, which shall not be unreasonably withheld, delayed, or conditioned.  Each party shall bear its own costs for participating in any such Tax Contest.  “Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving a Tax or Tax Return.

Section 7.10.        Books and Records.  Each of Parent and MergerCo shall use its commercially reasonable efforts, and shall cause the Surviving Corporation and each of the Company’s Subsidiaries to use its commercially reasonable efforts to, until the seventh anniversary of the Closing Date, retain all material books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and to make the same available for inspection and copying by the Stockholders or any of the representatives of such Stockholders at the expense of such Stockholders during the normal business hours of Parent, MergerCo, the Surviving Corporation or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice.  The foregoing Persons shall use their respective commercially reasonable efforts to prevent any such books, records or documents from being destroyed after the seventh anniversary of the Closing Date without first advising the Stockholders’ Representative in writing and giving such Persons, on behalf of the Stockholders a reasonable opportunity to obtain possession or copies thereof.

Section 7.11.        Further Action.  Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1.           Conditions to the Obligations of Each Party to Effect the Closing.  The respective obligations of each party to effect the Closing are subject to the fulfillment or waiver by consent of the other party, where permissible, as of the Effective Time, of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been adopted and approved by the affirmative vote of the Stockholders as required by the DGCL, the Certificate of Incorporation and the By-Laws.

(b)           Hart-Scott-Rodino Act.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c)           No Injunctions, Orders or Restraints; Illegality.  No preliminary or permanent injunction or other order, decree or ruling issued by a court or other

Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.

Section 8.2.           Additional Conditions to Obligations of Parent and MergerCo.  The obligations of Parent and MergerCo to effect the Closing are further subject to the satisfaction of the following conditions as of the Effective time, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (and the Schedules and certificates delivered hereunder by or on behalf of any such Persons) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct as of such date) without giving effect to any Schedule Supplement and without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein, except for such inaccuracies that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Performance and Obligations of the Company.  The Company shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer’s Certificate.  The Company shall have delivered a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and By-Laws and the certificates of incorporation and by-laws of each of the Company’s Subsidiaries, each as in effect from the Original Date until the Closing Date, (iii) a copy of the votes of the Company Board and Stockholders authorizing and approving the applicable matters contemplated hereunder, (iv) the satisfaction of each of the conditions set forth in Sections 8.2(a) and 8.2(b) and (v) with respect to the Company and each of its Subsidiaries, certificates of the secretary of state of the jurisdiction in which such Person is incorporated or organized and each jurisdiction in which such Person is qualified to do business stating that such Person is in good standing.

(d)           Third Party Consents.  The consents or approvals of all Persons set forth in Schedule 8.2(d) shall have been obtained on terms reasonably satisfactory to Parent and shall be in full force and effect.

(e)           No Company Material Adverse Effect.  From the Original Date to the Closing Date, there shall have been no Company Material Adverse Effect.

(f)            Financing.

(i)            The Equity Financing contemplated by the Equity Commitment Letter will have been consummated substantially in accordance with the terms thereof.
(ii)           The Debt Financing contemplated by the Debt Commitment Letters (including, without limitation, the execution and delivery of definitive agreements with respect to all of the Facilities (as defined in the CS Commitment Letter) containing substantially the terms and conditions set forth in the CS Commitment Letter) will have been consummated substantially in accordance with the terms thereof, subject to the qualifications set forth in Section 5.4.

(g)           Legal Opinion.  The Parent and MergerCo shall have received an opinion, dated as of the Closing Date, of Goodwin Procter LLP, counsel to the Company, substantially in the form set forth on Exhibit D attached hereto.

(h)           Escrow Agreement.  Each party to the Escrow Agreement (other than Parent) shall have entered into and delivered to Parent, as of the Closing, the Escrow Agreement and the Escrow Agreement shall be in full force and effect.

(i)            FIRPTA Certificate.  The Company shall have delivered to Parent an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance necessary to meet the requirements of Treasury Regulation §§1.1445-2(c)(3)(i) and 1.897-2(h).

(j)            Real Property Deliveries.  Parent shall have received such title insurance policies, title commitments and surveys with respect to the Owned Real Property as the Parent may reasonably request or require, in each case in form and substance reasonably satisfactory to the Parent.

(k)           Indemnification.  Common Equity Holders holding (i) at least 90% of the Voting Common Stock outstanding as of immediately prior to the Effective Time and at least 90% of the Nonvoting Common Stock outstanding as of immediately prior to the Effective Time, including all institutional investors who are holders of Voting Common Stock or Nonvoting Common Stock  and (ii) in the aggregate 95% of the Voting Common Stock and Nonvoting Common Stock outstanding as of immediately prior to the Effective Time (assuming the exercise of all vested Options as of immediately prior to the Effective Time), including all institutional investors who are holders of Voting Common Stock or Nonvoting Common Stock, shall have executed and delivered the Common Equity Holders Agreement in the form attached hereto as Exhibit E (the “Common Equity Holders Agreement”).

(l)            Resignations.  All of the directors of the Company and its Subsidiaries shall have resigned as such effective as of the Closing Date and, except as otherwise specified in writing by Parent to the Stockholders’ Representative prior to Closing, all of the officers of the Company and its Subsidiaries.

(m)          Stockholder Dissent.  Holders of not more than five percent (5%) of the Company Stock shall have exercised and perfected, or be eligible to exercise and perfect, appraisal rights in accordance with Section 262 of the DGCL.

(n)           Prior Written Consent.  A true and correct copy of the executed irrevocable Prior Written Consent adopting and approving the Original Agreement, and constituting the Necessary Stockholder Approval therefor, shall have been delivered to Parent no later than the second business day following the Original Date.

(o)           Written Consent.  A true and correct copy of the executed irrevocable Written Consent adopting and approving this Agreement, and constituting the Necessary Stockholder Approval therefor, shall be delivered to Parent no later than the first business day following the date hereof.

Section 8.3.           Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Closing is further subject to the satisfaction of the following conditions as of the Effective Time, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of Parent and MergerCo set forth in this Agreement (and the Schedules and certificates delivered hereunder by or on behalf of any such Persons) shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct as of such date) without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Parent Material Adverse Effect” set forth therein, except for such inaccuracies as, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and MergerCo.  Each of Parent and MergerCo shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer’s Certificate.  Each of Parent and MergerCo shall have delivered a certificate of an authorized officer, dated as of the Closing Date, certifying as to (i) the incumbency of its officers executing documents executed and delivered in connection herewith, (ii) copies of their respective incorporation documents as in effect as of the Closing Date, (iii) a copy of the votes of their respective boards of directors (and in the case MergerCo the resolutions of Parent as its sole stockholder) authorizing and approving the applicable matters contemplated hereunder, (iv) the satisfaction of each of the conditions set forth in Sections 8.3(a) and 8.3(b) and (v) certificates of the secretary of state of the jurisdiction in which such Person is incorporated or organized and each jurisdiction in which such Person is qualified to do business stating that such Person is in good standing.

(d)           Payment of Accelerated Earnout Payments.  Parent and MergerCo shall have paid all Accelerated Earnout Payments at the Effective Time.

(e)           Legal Opinion.  The Common Equity Holders shall have received an opinion, dated as of the Closing Date, of Kirkland & Ellis LLP, counsel to Parent and MergerCo, substantially in the form set forth on Exhibit F attached hereto.

(f)            Escrow Agreement.  Each party to the Escrow Agreement (other than Stockholders’ Representative) shall have entered into and delivered to the Stockholders’ Representative, as of the Closing, the Escrow Agreement and the Escrow Agreement shall be in full force and effect.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 9.1.           Survival.  All representations, warranties, covenants and agreements in this Agreement (including the Schedules hereto) and in any certificate delivered in connection with this Agreement or the transactions contemplated hereby shall survive the Closing, except for the representation and warranty made in Section 4.8(j), which shall not survive the Closing.  Notwithstanding the foregoing, no party to this Agreement shall be entitled to recover for any Losses (as defined in Section 11.6) pursuant to Section 9.2(a)(i) or Section 9.3(a)(i) unless written notice of a claim thereof is delivered to the indemnifying party (or its designee) prior to the Applicable Limitation Date (in which case, for the avoidance of doubt, such claim shall survive until the claim for indemnification and the matter upon which such claim for indemnification was brought have been finally resolved).  For purposes of this Agreement, the term “Applicable Limitation Date” shall mean the later of (i) the fifteen (15) month anniversary of the Closing Date and (ii) the date that is twenty (20) Business Days after the completion of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2007, and consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended; provided, that Parent notifies the Stockholders’ Representative within five (5) Business Days after the Parent’s or the Surviving Corporations’ receipt of such financial statements; and provided, further, that with respect to any Losses arising from or related to a breach of any Fundamental Seller Representation or any Fundamental Parent Representation, the Applicable Limitation Date shall be the three (3) year anniversary of the Closing Date.  Notwithstanding anything in this Article IX to the contrary, in the event that any party suffers any Losses by reason of another party’s intentional misrepresentation or fraud, such party shall be entitled to seek recovery therefor without regard to any limitation set forth in this Agreement (whether a temporal limitation, a dollar limitation or otherwise).

Section 9.2.           Parent/MergerCo Indemnification.

(a)           Subject to the other terms and conditions of this Agreement, Parent, MergerCo and their respective Affiliates (including, from and after the Effective Time, the Surviving Corporation and its Subsidiaries) and their officers, directors, employees, agents and representatives and their respective heirs, successors and assigns (each a “Parent/MergerCo

Indemnified Party”) shall be held harmless and indemnified by the Responsible Common Equity Holders (and, if the Closing does not occur, the Company) to the extent of any Losses related to or resulting from (i) the breach of any representation or warranty of the Company contained in this Agreement, the Schedules hereto and/or in any certificate delivered by or on behalf of the Company in connection with this Agreement, except for the representation and warranty made in Section 4.8(j) for which no Parent MergerCo Indemnified Party shall have any right to indemnification, (ii) any breach of any covenant or agreement of the Company or the Stockholders’ Representative contained in this Agreement, the Schedules hereto and/or in any certificate delivered by or on behalf of the Company or the Stockholders’ Representative in connection with this Agreement, (iii) any of the matters set forth on Schedule 9.2 attached hereto and (iv) the exercise by any stockholder of the Company of any dissenter’s or appraisal rights in connection with the transactions contemplated hereby and any claims against the Company and/or the Company Board related thereto; provided, however, that the Parent/MergerCo Indemnified Party shall only be held harmless and indemnified under (iv) above for the amount by which such Losses exceed the portion of the Merger Consideration that would have been paid hereunder to the stockholder or stockholders exercising dissenter’s or appraisal rights in connection with the transactions contemplated hereby.

Notwithstanding anything to the contrary contained herein, for purposes of determining whether there has been a breach and the amount of any Losses that are the subject matter of a claim for indemnification under this Section 9.2, the amount of Losses associated with the Mini-Threshold (as defined in Section 9.2(b)), the Threshold (as defined in Section 9.2(b)), the Deductible (as defined in Section 9.2(b)) and the Indemnification Cap shall be used as the materiality standard for such purposes hereunder as applied to the Company, the Stockholders’ Representative and the Responsible Common Equity Holders and, therefore, each representation, warranty and other provision contained in this Agreement, the Schedules and each certificate delivered by or on behalf of the Company and/ the Stockholders’ Representative to Parent and/or MergerCo with respect thereto in connection with the Closing (other than Sections 4.5 and 4.6(b)(i)) shall be read for such purposes without regard and without giving effect to any qualification regarding materiality, Company Material Adverse Effect or similar qualification contained in a representation, warranty or covenant (as if such standard or qualification were deleted from such representation, warranty and covenant).

(b)           The Parent/MergerCo Indemnified Parties’ indemnification rights pursuant to Section 9.2(a) and Section 9.7 shall be limited as follows:

(i)            The Parent/MergerCo Indemnified Parties shall not be entitled to any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 9.2(a)(i) exceeds $2,000,000 (the “Threshold”), and in which case the Responsible Common Equity Holders will only be liable for all such indemnifiable Losses in excess of $1,000,000 (the “Deductible”); provided, however, that no Losses may be claimed by any of the Parent/MergerCo Indemnified Parties or shall be reimbursable by the Responsible Common Equity Holders or shall be included in calculating the aggregate Losses for purposes of this clause (i) other than Losses in excess of $50,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (the “Mini-Threshold”), provided that Losses in excess of the

Mini-Threshold shall be fully recoverable from dollar one (subject to the Threshold and the Deductible).
(ii)           The Parent/MergerCo Indemnified Parties shall not be entitled to any indemnification for any amount of indemnifiable Losses under Section 9.2(a)(i) in excess of $22,500,000 (the “Indemnification Cap”).
(iii)          Notwithstanding any provision herein to the contrary, the limitations set forth in Section 9.2(b)(i) and Section 9.2(b)(ii) shall not apply in respect of any Losses with respect to any breach of a Fundamental Seller Representation, any claims for Losses under Section 9.2(a)(ii), any claims for Losses under Section 9.2(a)(iii), any claims for Losses under Section 9.2(a)(iv) or any claims for Losses under Section 9.7; provided, that no Responsible Common Equity Holder shall be obligated to indemnify a Parent/MergerCo Indemnified Party under this Article IX for any amount in excess of the full amount of the consideration received by such Responsible Common Equity Holder pursuant to this Agreement in respect of such Responsible Common Equity Holder’s Company Stock and Options (including the value at Closing of any equity securities received by any Rollover Participant in exchange for such Rollover Participant’s Rollover Shares).  All amounts to be paid by a Responsible Common Equity Holder to any Parent/MergerCo Indemnified Party on account of the indemnity provision set forth in Section 9.2(a) or with respect to any claim for fraud will first be satisfied from such Responsible Common Equity Holder’s Pro Rata Portion of the then remaining balance of the Escrow Account and thereafter by such Responsible Common Equity Holder.
(iv)          Except as otherwise provided in this Section 9.2(b)(iv), in no event shall any Responsible Common Equity Holder be obligated to indemnify a Parent/MergerCo Indemnified Party for any Loss pursuant to this Article IX in excess of such Responsible Common Equity Holder’s Responsible Pro Rata Portion of such Loss, nor, to the extent that Section 9.2(b)(ii) applies, shall any Responsible Common Equity Holder be obligated to indemnify a Parent/MergerCo Indemnified Party hereunder for any amount in excess of such Responsible Common Equity Holder’s Responsible Pro Rata Portion of the Indemnification Cap.  Any claims for indemnification under Section 9.2(a)(i), Section 9.2(a)(ii), Section 9.2(a)(iii), Section 9.2(a)(iv) and/or Section 9.7 shall be made against all of the Responsible Common Equity Holders, and shall be made against all such Responsible Common Equity Holders at the same time.
(v)           No indemnification shall be payable to a Parent/MergerCo Indemnified Party with respect to claims asserted by such Parent/MergerCo Indemnified Party pursuant to Section 9.2(a) or Section 9.7 after the Applicable Limitation Date (if any) applicable to such claim.
(vi)          Except as otherwise provided herein, in no event shall any Responsible Common Equity Holder be obligated to indemnify a Parent/MergerCo Indemnified Party for any Loss under Section 9.7 for a period of nine (9) months after the making by any such Parent/MergerCo Indemnified Party of the claim therefor (during which period such Parent/MergerCo Indemnified Party shall use its commercially reasonable efforts to pursue all available remedies with respect to such claim under Section 7.4 of the Dimension Moldings APA (as defined in Section 9.7), at the expense and cost of the Responsible Common Equity Holders, which costs and expenses shall be promptly reimbursed by such Responsible Common Equity Holders as and when incurred by the Parent/MergerCo Indemnified Parties).
(vii)         In no event shall any Common Equity Holder be obligated to indemnify a Parent/MergerCo Indemnified Party for any Loss under Section 9.2(a)(iii) with respect to Item 4 and Item 5 set forth on Schedule 9.2, unless written notice of a claim thereof is delivered to the Stockholders’ Representative on or before the third (3rd) anniversary of the Closing Date, which date shall be the Applicable Limitation Date for any such claim.

(c)           The amount of any Loss subject to indemnification under this Section 9.2 and/or Section 9.7 shall be calculated net of (i) any Loss Tax Benefit (as defined below) actually realized by the Parent/MergerCo Indemnified Party in the taxable year in which such Loss is incurred or in any of the immediately subsequent two taxable years and (ii) any net insurance proceeds actually received by the Parent/MergerCo Indemnified Party on account of such Loss (determined after giving effect to any increase in premiums and/or Taxes resulting therefrom).  If the Parent/MergerCo Indemnified Party receives a Loss Tax Benefit after an indemnification payment is made to it, the Parent/MergerCo Indemnified Party shall promptly pay to the Person or Persons that made such indemnification payment the amount of such Loss Tax Benefit at such time or times as and to the extent that such Loss Tax Benefit is realized by the Parent/MergerCo Indemnified Party (such amount(s) not to exceed in the aggregate the amount of the indemnification payment made to such Parent/MergerCo Indemnified Party on account of such indemnified Loss).  For purposes hereof, “Loss Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid to the recipient, less the amount of Tax detriment suffered by the Parent/MergerCo Indemnified Party, or the Company Indemnified Party, as the case may be, which increases the amount of Taxes payable or reduces the amount of any refund of Tax which would otherwise have been available.  The Parent/MergerCo Indemnified Party shall use its commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder (provided that the foregoing shall in no manner limit the right of any Parent/MergerCo Indemnified Party to pursue any claim for indemnification hereunder at any time).  In the event that an insurance or other recovery from a third party is made by any Parent/MergerCo Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Parent/MergerCo Indemnified Party (such amount(s) not to exceed in the aggregate the amount of the indemnification payment made to such Parent/MergerCo Indemnified Party on account of such indemnified Loss).  The indemnifying party shall be subrogated to all rights of the Parent/MergerCo Indemnified Party in respect of any Loss borne by the indemnifying party.

(d)           In the event that a Parent/MergerCo Indemnified Party claims a right of indemnification hereunder, such Person shall give the Stockholders’ Representative written notice of any claim, assertion, event or proceeding as to which such Parent/MergerCo Indemnified Party may request indemnification hereunder or as to which the Mini-Threshold, Threshold or Deductible may be applied (the “Indemnification Claim Notice”) as soon as reasonably is practicable and in any event prior to the expiration of the Applicable Limitation Date, along with a good faith estimate of the potential Loss in connection with such claim, assertion, event or proceeding (if estimable at the time of delivery of such Indemnification Claim Notice) and, in the case of a third party claim, copies of all notices, communications and other documents in the possession or control of any Parent/MergerCo Indemnified Party related to such claim, assertion, event or proceeding, as soon as reasonably practicable after delivery of the Indemnification Claim Notice related thereto; provided, that the failure to provide the Indemnification Claim Notice shall not release the Common Equity Holders from any of their obligations under this Article IX except to the extent that the Common Equity Holders against whom indemnification is sought are materially prejudiced by such failure.

(e)           With respect to third party claims, the Stockholders’ Representative shall have the right to direct, through counsel of its own choosing (and reasonably acceptable to the Parent/MergerCo Indemnified Party), the defense and settlement of any such claim or proceeding at its own expense, such expense to be paid by the Responsible Common Equity Holder based on each Responsible Common Equity Holder’s Pro Rata Portion; provided, that the Stockholders’ Representative shall have sixty (60) days after receipt of the Indemnification Claim Notice with respect thereto to notify the applicable Parent/MergerCo Indemnified Party if the Stockholders’ Representative has elected to assume the defense of any such third party claim; provided, further, that the Stockholders’ Representative may not so elect without the applicable Parent/MergerCo Indemnified Party’s consent unless (a) the Stockholders’ Representative acknowledges in writing and causes the Responsible Common Equity Holder(s) against whom indemnification is sought to acknowledge in writing (with no reservation of rights) the obligation of the indemnifying parties to indemnify the Parent/MergerCo Indemnified Parties for all Losses relating to such third party claim (subject to the applicable limitations on indemnity set forth in this Article IX (i.e., the Mini-Threshold, Threshold, Deductible and the Indemnification Cap, if applicable)) and (b) the applicable indemnifying party(ies) provide reasonable evidence to the Parent/MergerCo Indemnified Parties of the financial ability of the indemnifying party(ies) to satisfy their indemnification obligations).  If the Stockholders’ Representative is entitled to and elects to assume the defense of any such claim or proceeding, the Stockholders’ Representative shall consult with the Parent/MergerCo Indemnified Party for the purpose of allowing the Parent/MergerCo Indemnified Party to participate in such defense or settlement, but in such case the expenses of the Parent/MergerCo Indemnified Party shall be paid by the Parent/MergerCo Indemnified Party and shall not be recoverable as part of any indemnification claim.  A Parent/MergerCo Indemnified Party shall provide and shall cause the Company to provide, as applicable, the Stockholders’ Representative and counsel with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Stockholders’ Representative (at the Stockholders’ Representative’s expense) in the defense thereof.  If the Stockholders’ Representative is entitled to and elects to direct the defense of any such claim or proceeding, Parent/MergerCo Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Stockholders’ Representative consents in writing to such payment (such consent not to be unreasonably withheld).  If the Stockholders’ Representative fails to timely elect to undertake the defense of any such third party claim, is not entitled to conduct the defense of any such claim, fails to defend any such claim or if, after commencing or undertaking any such defense, the Stockholders’ Representative fails to prosecute or withdraws from the defense of such claim, Parent/MergerCo Indemnified Party shall have the right to undertake the defense or settlement thereof at the expense of the Responsible Common Equity Holders.  In the event that the Stockholders’ Representative shall be entitled to and assumes the defense of any such third party claim, the Stockholders’ Representative shall not, without the prior written consent of the applicable Parent/MergerCo Indemnified Party(ies), settle or compromise any such third party claim or consent to entry of any judgment with respect thereto (i) which does not include an unconditional release (with prejudice) by the Person or Persons asserting such third party claim to all applicable Parent/MergerCo Indemnified Parties from all Losses with respect to such claim and all other claims arising out of the same or similar facts and circumstances, (ii) if pursuant to or as a result of such settlement, compromise or consent to entry of judgment, injunctive or other equitable relief will be imposed against any Parent/MergerCo Indemnified Party or any of its Affiliates, (iii) which contains any admission of wrongdoing or liability on behalf of any Parent/MergerCo Indemnified Party or (iv) which involves any matter related to Taxes.  In the event the Stockholders’ Representative assumes the defense of a third party claim, any and all indemnifiable Losses paid in connection with such claim shall be borne by the Responsible Common Equity Holders based on each Responsible Common Equity Holder’s Responsible Pro Rata Portion.

Notwithstanding any provision in this Section 9.2(e) to the contrary, the Stockholders’ Representative shall not have the right to assume and/or maintain, as applicable, control of the defense of any such third party claim under this Section 9.2(e) if any such third party claim (i) seeks non-monetary relief, (ii) involves criminal allegations, (iii) involves a third party claim which, upon petition by the Parent/MergerCo Indemnified Parties, the appropriate court rules that the Stockholders’ Representative failed or is failing to vigorously defend and/or (iv) involves Losses that are reasonably expected to exceed the maximum amount for which the applicable indemnifying parties could be liable under this Section 9.2.

(f)            With respect to any non-third party claim for indemnification hereunder, if the parties are unable to negotiate a settlement of such claim, then such claim shall be resolved in accordance with Section 11.9.

(g)           No Parent/MergerCo Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included as a current liability in the Closing Working Capital (as finally determined hereunder).

(h)           Subject to Section 9.1, anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Parent, MergerCo or a Parent/MergerCo Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(i)            The Parent/MergerCo Indemnified Parties shall not be entitled to indemnification under this Article IX for any exemplary or punitive damages (except to the extent awarded to third parties).  Parent, MergerCo and each Parent/MergerCo Indemnified Party shall take all commercially reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(j)            Subject to the proviso of this sentence, any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement; it being understood and agreed that the parties intend that each representation, warranty, and covenant contained herein shall have independent significance and, therefore, if any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

Section 9.3.           Indemnification by Parent and MergerCo.

(a)           Subject to the other terms and conditions of this Agreement, the Common Equity Holders (and, if the Closing does not occur, the Company) and their officers, directors, employees, agents and representatives and their respective heirs, successors and assigns (each a “Company Indemnified Party”) shall be held harmless and indemnified by Parent and MergerCo (and, if the Closing does occur, the Surviving Corporation) to the extent of any Losses related to or resulting from (i) the breach of any representation or warranty of Parent or MergerCo contained in this Agreement, the Schedules hereto and/or in any certificate delivered by or on behalf of Parent or MergerCo in connection with this Agreement and (ii) any breach of any covenant or agreement of Parent or MergerCo contained in this Agreement, the Schedules hereto and/or in any certificate delivered by or on behalf of Parent or MergerCo in connection with this Agreement.

Notwithstanding anything to the contrary contained herein, for purposes of determining whether there has been a breach and the amount of any Losses that are the subject matter of a claim for indemnification under this Section 9.3, the amount of Losses associated with the Mini-Threshold, Threshold, the Deductible and the Indemnification Cap shall be used as the materiality standard for such purposes hereunder as applied to Parent and MergerCo and, therefore, each representation, warranty and other provision contained in this Agreement, the Schedules and each certificate delivered by or on behalf of Parent and MergerCo to the Company, the Stockholders’ Representative and/or the Common Equity Holders with respect thereto in connection with the Closing shall be read for such purposes without regard and without giving effect to any qualification regarding materiality, Parent Material Adverse Effect or similar qualification contained in a representation, warranty or covenant (as if such standard or qualification were deleted from such representation, warranty and covenant).

(b)           The Company Indemnified Parties’ indemnification rights pursuant to Section 9.3(a) shall be limited as follows:

(i)            The Company Indemnified Parties shall not be entitled to any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 9.3(a)(i) exceeds the Threshold, and in which case Parent, MergerCo and the Surviving Corporation will only be liable for all such indemnifiable Losses in excess of the Deductible; provided, however, that no Losses may be claimed by any of the Company Indemnified Parties or shall be reimbursable by Parent, MergerCo and the Surviving Corporation or shall be included in calculating the aggregate Losses for purposes of this clause (i) other than Losses in excess of the Mini-Threshold, provided that Losses in excess of the Mini-Threshold shall be fully recoverable from dollar one (subject to the Threshold and the Deductible).
(ii)           The Company Indemnified Parties shall not be entitled to any indemnification for any amount of indemnifiable Losses under Section 9.3(a)(i) in excess of the Indemnification Cap.
(iii)          Notwithstanding any provision herein to the contrary, the limitations set forth in Section 9.3(b)(i) and Section 9.3(b)(ii) shall not apply in respect of any Losses with respect to any breach of a Fundamental Parent Representation or any claims for Losses under Section 9.3(a)(ii).
(iv)          No indemnification shall be payable to a Company Indemnified Party with respect to claims asserted by such Company Indemnified Party pursuant to Section 9.3(a) after the Applicable Limitation Date (if any) applicable to such claim.

(c)           The amount of any Loss subject to indemnification under this Section 9.3 shall be calculated net of (i) any Loss Tax Benefit actually realized by the Company Indemnified Party in the taxable year in which such Loss is incurred or in any of the immediately subsequent two taxable years and (ii) any net insurance proceeds actually received by the Company Indemnified Party on account of such Loss (determined after giving effect to any increase in premiums and/or Taxes resulting therefrom).  If the Company Indemnified Party receives a Loss Tax Benefit after an indemnification payment is made to it, the Company Indemnified Party shall promptly pay to the Person or Persons that made such indemnification payment the amount of such Loss Tax Benefit at such time or times as and to the extent that such Loss Tax Benefit is realized by the Company Indemnified Party (such amount(s) not to exceed in the aggregate the amount of the indemnification payment made to such Company Indemnified Party on account of such indemnified Loss).  The Company Indemnified Party shall use its commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder (provided that the foregoing shall in no manner limit the right of any Company Indemnified Party to pursue any claim for indemnification hereunder at any time).  In the event that an insurance or other recovery from a third party is made by any Company Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Company Indemnified Party (such amount(s) not to exceed in the aggregate the amount of the indemnification payment made to such Company Indemnified Party on account of such indemnified Loss).  The indemnifying party shall be subrogated to all rights of the Company Indemnified Party in respect of any Loss borne by the indemnifying party.

(d)           In the event that a Company Indemnified Party claims a right of indemnification hereunder, such Person shall give Parent an Indemnification Claim Notice as soon as reasonably is practicable and in any event prior to the expiration of the Applicable Limitation Date, along with a good faith estimate of the potential Loss in connection with such claim, assertion, event or proceeding (if estimable at the time of delivery of such Indemnification Claim Notice) and, in the case of a third party claim, copies of all notices, communications and other documents in the possession or control of any Company Indemnified Party related to such claim, assertion, event or proceeding, as soon as reasonably practicable after delivery of the Indemnification Claim Notice related thereto; provided, that the failure to provide the Indemnification Claim Notice shall not release Parent, MergerCo or the Surviving Corporation from any of their obligations under this Article IX except to the extent that the Persons against whom indemnification is sought are materially prejudiced by such failure.

(e)           With respect to third party claims, Parent shall have the right to direct, through counsel of its own choosing (and reasonably acceptable to the Company Indemnified Party), the defense and settlement of any such claim or proceeding at its own expense, such expense to be paid by Parent, MergerCo or the Surviving Corporation; provided, that Parent shall have sixty (60) days after receipt of the Indemnification Claim Notice with respect thereto to notify the applicable Company Indemnified Party if Parent has elected to assume the defense of any such third party claim; provided, further, that Parent may not so elect without the applicable Company Indemnified Party’s consent unless (a) Parent acknowledges in writing and causes MergerCo or the Surviving Corporation to acknowledge in writing (with no reservation of rights) the obligation of the indemnifying parties to indemnify the Company Indemnified Parties for all Losses relating to such third party claim (subject to the applicable limitations on indemnity set forth in this Article IX (i.e., the Mini-Threshold, Threshold, Deductible and the Indemnification Cap, if applicable)) and (b) the applicable indemnifying party(ies) provide reasonable evidence to the Company Indemnified Parties of the financial ability of the indemnifying party(ies) to satisfy their indemnification obligations).  If Parent is entitled to and elects to assume the defense of any such claim or proceeding, Parent shall consult with the Company Indemnified Party for the purpose of allowing the Company Indemnified Party to participate in such defense or settlement, but in such case the expenses of the Company Indemnified Party shall be paid by the Company Indemnified Party and shall not be recoverable as part of any indemnification claim.  A Company Indemnified Party shall provide Parent and counsel with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Parent (at Parent’s expense) in the defense thereof.  If Parent is entitled to and elects to direct the defense of any such claim or proceeding, Company Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless Parent consents in writing to such payment (such consent not to be unreasonably withheld).  If Parent fails to timely elect to undertake the defense of any such third party claim, is not entitled to conduct the defense of any such claim, fails to defend any such claim or if, after commencing or undertaking any such defense, Parent fails to prosecute or withdraws from the defense of such claim, Company Indemnified Party shall have the right to undertake the defense or settlement thereof at the expense of Parent, MergerCo and/or the Surviving Corporation.  In the event that Parent shall be entitled to and assumes the defense of any such third party claim, Parent shall not, without the prior written consent of the applicable Company Indemnified Party(ies), settle or compromise any such third party claim or consent to entry of any judgment with respect thereto (i) which does not include an unconditional release (with prejudice) by the Person or Persons asserting such third party claim to all applicable Company Indemnified Parties from all Losses with respect to such claim and all other claims arising out of the same or similar facts and circumstances, (ii) if pursuant to or as a result of such settlement, compromise or consent to entry of judgment, injunctive or other equitable relief will be imposed against any Company Indemnified Party or any of its Affiliates, (iii) which contains any admission of wrongdoing or liability on behalf of any Company Indemnified Party or (iv) which involves any matter related to Taxes.  In the event Parent assumes the defense of a third party claim, any and all indemnifiable Losses paid in connection with such claim shall be borne by Parent, MergerCo and/or the Surviving Corporation.

Notwithstanding any provision in this Section 9.3(e) to the contrary, Parent shall not have the right to assume and/or maintain, as applicable, control of the defense of any such third party claim under this Section 9.3(e) if any such third party claim (i) seeks non-monetary relief, (ii) involves criminal allegations, (iii) involves a third party claim which, upon petition by the Company Indemnified Parties, the appropriate court rules that Parent failed or is failing to vigorously defend and/or (iv) involves Losses that are reasonably expected to exceed the maximum amount for which the applicable indemnifying parties could be liable under this Section 9.3.

(f)            With respect to any non-third party claim for indemnification hereunder, if the parties are unable to negotiate a settlement of such claim, then such claim shall be resolved in accordance with Section 11.9.

(g)           No Company Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent that such liability is included as a current liability in the Closing Working Capital (as finally determined hereunder).

(h)           Subject to Section 9.1, anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of a Common Equity Holder or Company Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(i)            The Company Indemnified Parties shall not be entitled to indemnification for any exemplary or punitive damages (except to the extent awarded to third parties).  The Common Equity Holders and each Company Indemnified Party shall take all commercially reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(j)            Subject to the proviso of this sentence, any liability for indemnification under this Section 9.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement; it being understood and agreed that the parties intend that each representation, warranty, and covenant contained herein shall have independent significance and, therefore, if any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

Section 9.4.           Stockholders’ Representative.

(a)           Appointment by the Common Equity Holders.  Subject to Section 5(b) of the Common Equity Holders Agreement, each Common Equity Holder hereby appoints the Stockholders’ Representative to act as the Stockholders’ Representative, and each Common Equity Holder acknowledges and agrees that the Stockholders’ Representative acting as the Stockholders’ Representative shall have full power and authority to take all actions under this Agreement, the Common Equity Holders Agreement, the Escrow Agreement and any other agreement entered into by the Stockholders’ Representative in connection with the Merger (collectively, the “Transaction Agreements”) that are to be taken by the Stockholders’ Representative.

(b)           Authorization.  Each Common Equity Holder hereby agrees that the Stockholders’ Representative may take any and all actions on behalf of the Common Equity Holders which it believes are necessary or appropriate under or in connection with the Transaction Agreements, including, without limitation, each of the following on behalf of the Stockholders’ Representative and/or any Common Equity Holder: (i) executing the Escrow Agreement as Stockholders’ Representative; (ii) giving and receiving any notice or instruction permitted or required under the Transaction Agreements; (iii) receiving and accepting service of legal process on behalf of any Common Equity Holder in connection with any suit or proceeding arising under the Transaction Agreements; (iv) authorizing payments to be made under the Transaction Agreements; (v) obtaining reimbursement as provided for in the Transaction Agreements for all out-of-pocket fees and expenses and other obligations of or incurred by the Stockholders’ Representative in connection with the Transaction Agreements and the performance of its duties thereunder; (v) determining and negotiating the final amount of the Final Closing Adjustment and Final Merger Consideration pursuant to Section 2.6; (vi) defending all indemnity claims made under Article IX (including indemnity claims made against the Escrow Account) (“Indemnity Claims”); (vii) consenting to, compromising or settling all Indemnity Claims; (viii) conducting negotiations with Parent and its agents and third parties regarding Indemnity Claims; (ix) dealing with the Escrow Agent; (x) waiving any inaccuracies in the representations or warranties of Parent or MergerCo contained in the Transaction Agreements; (xi) taking any all other actions specified in or contemplated by the Transaction Agreements to be taken by the Stockholders’ Representative; and (xii) engaging counsel, accountants or other representatives in connection with all of the foregoing matters.  Without limiting the generality of the foregoing, each Common Equity Holder hereby agrees the Stockholders’ Representative shall have the full power and authority to interpret all the terms and provisions of the Transaction Agreements and to consent to any amendment thereof on behalf of the Stockholders’ Representative and/or any Common Equity Holder.

(c)           Non-Agent Status.  Notwithstanding any provision herein to the contrary, each Common Equity Holder hereby agrees that the Stockholders’ Representative is not an agent of the Common Equity Holders and shall have no duties to the Common Equity Holders or liability to the Common Equity Holders with respect to any action taken, decision made or instruction given by the Stockholders’ Representative in connection with the exercise of its rights and performance of its duties under the Transaction Agreements.

(d)           Indemnification of Stockholders’ Representative.  Each Common Equity Holder hereby agrees to indemnify and hold harmless the Stockholders’ Representative against any and all loss, liability and/or expense (including, without limitation, (i) legal, accounting and other advisors’ fees and expenses and (ii) all costs incurred in enforcing this right of indemnification) (collectively, the “Indemnifiable Costs”) incurred by the Stockholders’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Stockholders’ Representative’s conduct as Stockholders’ Representative, other than losses, liabilities or expenses resulting from the Stockholders’ Representative’s gross negligence or willful misconduct in connection with its performance as Stockholders’ Representative under the Transaction Agreements.  Each Common Equity Holder hereby agrees to pay to the Stockholders’ Representative, upon demand, such Common Equity Holder’s Responsible Pro Rata Portion of Indemnifiable Costs.  Notwithstanding the foregoing, each Common Equity Holder hereby agrees that any distribution from the Escrow Account to the Stockholders’ Representative for further distribution to such Common Equity Holder in accordance with the terms of the Escrow Agreement may be reduced by such Common Equity Holder’s Responsible Pro Rata Portion of (x) any then outstanding and unpaid Indemnifiable Costs as of such escrow release date and (y) if there are pending Indemnity Claim(s) as of such escrow release date, an amount reasonably determined by the Stockholders’ Representative necessary to reimburse the Stockholders’ Representative for its Indemnifiable Costs expected to be incurred in connection with defending such Indemnity Claims (the “Escrow Payment Reduction Amount”); provided, that if the Escrow Payment Reduction Amount is insufficient to cover the entire amount of such Common Equity Holder’s Pro Rata Portion of Indemnifiable Costs, such Common Equity Holder shall still be liable for the remaining portion of its Responsible Pro Rata Portion of Indemnifiable Costs.  This indemnification obligation shall survive the termination of this Agreement.

(e)           Access to Information.  The Stockholders’ Representative shall have reasonable access to information of and concerning any Indemnity Claim and which is in the possession, custody or control of Parent or the Surviving Corporation (except to the extent such information is subject to an attorney-client privilege between Parent and/or the Surviving Corporation and/or any of their Affiliates and their respective legal counsel) and the reasonable assistance of Parent’s and the Surviving Corporation’s officers and employees for purposes of performing the Stockholders’ Representative duties and exercising its rights under this Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, including for the purpose of evaluating any Indemnity Claim; provided that the Stockholders’ Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement or any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, disclose any nonpublic information from or concerning any Indemnity Claim to anyone (except to the Stockholders’ Representative’s attorneys, accountants or other advisers, to the Common Equity Holders and to any other Person on a need-to-know basis, but only if such other Person agrees to keep such information confidential).

(f)            Reasonable Reliance.  Each Common Equity Holder hereby agrees that in the performance of its duties hereunder, the Stockholders’ Representative shall be entitled to rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Common Equity Holder, Parent, MergerCo, the Company, the Surviving Corporation.  Each Common Equity Holder hereby agrees that the Stockholders’ Representative may assume that any Person purporting to give any notice in accordance with the provisions of the Transaction Agreements has been duly authorized to do so.  Each Common Equity Holder hereby agrees that the Stockholders’ Representative may, in all questions arising under the Transaction Agreements, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Stockholders’ Representative in accordance with such advice, the Stockholders’ Representative shall not be liable to the Common Equity Holders.  In no event shall the Stockholders’ Representative (in its capacity as such) be liable under any Transaction Agreement to any Common Equity Holder for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value (except to the extent awarded to third parties).

(g)           Orders.  Each Common Equity Holder hereby agrees that the Stockholders’ Representative is authorized, in its sole discretion (but acting in good faith), to rely upon and comply with any order, writ, judgment, decree or decision issued or process entered by any court of competent jurisdiction or arbitrator which it is advised by its legal counsel is binding upon the Stockholders’ Representative without the need for appeal or other action, and if the Stockholders’ Representative complies with any such order, writ, judgment, decree or decision, it shall not be liable to any Common Equity Holder by reason of such compliance even though such order, writ, judgment, decree or decision may be subsequently reversed, modified, annulled, set aside or vacated.

(h)           Removal of Stockholders’ Representative; Authority of Stockholders’ Representative.  A majority in interest of the Common Equity Holders shall have the right at any time to remove the then-acting Stockholders’ Representative to appoint a successor Stockholders’ Representative; provided, however, that neither such removal of the then acting Stockholders’ Representative nor such appointment of a successor Stockholders’ Representative shall be effective until the delivery of executed counterparts of a writing signed by each such Common Equity Holder with respect to such removal and appointment, together with an acknowledgement signed by the successor Stockholders’ Representative appointed in such writing that he, she or it accepts the responsibility of successor Stockholders’ Representative and agrees to perform and be bound by all of the provisions of the Transaction Agreements applicable to the Stockholders’ Representative.  For all purposes hereunder, a majority in interest of the Common Equity Holders shall mean the Common Equity Holders holding at least 50.1% of the shares of Voting Common Stock and Nonvoting Common Stock outstanding as of the Effective Time (assuming the exercise of all vested Options as of the Effective Time).  Each successor Stockholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholders’ Representative, and the term “Stockholders’ Representative” shall be deemed to include any interim or successor Stockholders’ Representative.

(i)            Irrevocable Appointment.  Subject to Section 9.4(h) above and Section 5(b) of the Common Equity Holders Agreement, the appointment of the Stockholders’ Representative hereunder is irrevocable and any action taken by the Stockholders’ Representative pursuant to the authority granted in this Agreement shall be effective and absolutely binding as the action of the Stockholders’ Representative under the Transaction Agreements.

(j)            Other Matters.  In addition, each of the Common Equity Holders agrees to defend, indemnify and hold harmless the Parent/MergerCo Indemnified Parties from and against all expenses (including fees and expenses of counsel), Losses, claims, fines, liabilities, damages, judgments or amounts paid in settlement in respect of any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, which they may suffer, sustain or become subject to, as a result of any claim by any Common Equity Holder with respect to any action taken by the Stockholders’ Representative.

Section 9.5.           Treatment of Indemnity Payments.  All payments made by the Common Equity Holders, by Parent or by MergerCo (or any of their respective Affiliates), as the case may be, to or for the benefit of other parties pursuant to Sections 2.6, 2.7, 2.8, 3.1 or 7.9 or this Article IX shall be treated as adjustments to the Final Merger Consideration for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement.

Section 9.6.           Remedies Exclusive.

(a)           The parties hereto acknowledge and agree that prior to the Closing, none of them shall have any right or remedy to take any action in respect of, and no party shall have any liability to the other in respect of, any breach by any other party hereto of any representations or warranties contained herein or any failure to comply with any of the covenants, conditions or agreements contained herein, except (i) to terminate this Agreement pursuant to Section 10.1 hereof, in which event, the parties hereto shall have no liability or obligation except as set forth in Section 10.2 and Section 10.3 and/or (ii) to seek specific performance or injunctive relief.

(b)           From and after the Closing, other than as set forth in Sections 2.6, 2.7, 2.8 and 7.9 and this Article IX or the Exhibits contemplated hereby, and except in the case of fraud or intentional misrepresentation and the right to seek specific performance or other equitable relief, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article IX, and such indemnification rights shall be the sole and exclusive remedies of the parties subsequent to the Effective Time with respect to any matter in any way relating to this Agreement or arising in connection herewith.  Except as provided in this Article IX (other than as set forth in Sections 2.6, 2.7, 2.8 and 7.9 and this Article IX or the Exhibits contemplated hereby, and except in the case of fraud or intentional misrepresentation and the right to seek specific performance or other equitable relief), no claim, action or remedy shall be brought or maintained by any party against any other party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the parties hereto set forth or contained in this Agreement, except to the extent set forth in Section 11.10.

Section 9.7.           Environmental Indemnification.

(a)           The Parent/MergerCo Indemnified Parties shall be held harmless and indemnified on a joint and several basis by the Company on the one hand, and the Responsible Common Equity Holders on the other hand, and on a several basis among the Responsible Common Equity Holders, from and against any and all Losses which may be sustained or suffered, based upon, arising out of, or by reason of any release or migration of any toxic or hazardous substance, material, or waste in or to the environment on or before the Dimension Moldings Closing Date (as defined below) at the property located at 15351 S. State Rd., Middlefield, Ohio (the “Dimension Moldings Property”) and any migration of chlorinated volatile organic compounds from the Carlisle Engineered Products facility located on S. State Road in Middlefield, Ohio after the Dimension Moldings Closing Date; provided that, notwithstanding any provision herein to the contrary, the Company shall be held harmless and indemnified by the Responsible Common Equity Holders from and against any Losses which may be sustained or suffered by the Company under this Section 9.7(a).  Any right of Parent/MergerCo Indemnified Parties to indemnification under this Section 9.7 shall be subject to the following additional provision:  no indemnification shall be payable to a Parent/MergerCo Indemnified Party with respect to claims first asserted pursuant to this Section 9.7 after the expiration of the applicable statute of limitations, which date shall be the Applicable Limitation Date for any such claim.

(b)           For the purposes of this Section 9.7, “Dimension Moldings Closing Date” shall mean the closing date of the Asset Purchase Agreement by and among Woodcraft Industries, Inc., Dimension Moldings, Inc., RBJ Holdings, Inc., Rhine Blake and Jim Herchek, dated July 28, 2005 (the “Dimension Moldings APA”).

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.1.        Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof:

(a)           by the mutual written consent of Parent, MergerCo and the Company;

(b)           by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i)            if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their commercially reasonable efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction or other action shall have become final and non-appealable; or
(ii)           if the consummation of the Merger shall not have occurred on or before the seventy-fifth (75th) day following the Original Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(c)           by Parent or MergerCo by written notice to the Stockholders’ Representative (i) if the Stockholders’ Representative or the Company shall have breached or failed to perform any of their respective representations, warranties and covenants contained in this Agreement or the Schedules hereto, such breach or failure to perform would give rise to the failure of a condition set forth in Section 8.1 or 8.2 and such breach or failure to perform cannot be cured or, if curable, shall continue unremedied for a period of ten (10) days after the Stockholders’ Representative has received written notice from Parent or MergerCo of the occurrence of such breach (provided that in no event shall such ten day period extend beyond seventy-fourth (74th) day following the Original Date) or (ii) if events have occurred which have made it impossible to satisfy a condition precedent to Parent’s and MergerCo’s obligations to consummate the transactions contemplated hereby, unless Parent’s and MergerCo’s breach of this Agreement has caused the condition to be unsatisfied;

(d)           by the Stockholders’ Representative, on behalf of the Common Equity Holders and the Company, by written notice to Parent and MergerCo (i) if Parent or MergerCo shall have breached or failed to perform any of their representations, warranties and covenants contained in this Agreement, such breach or failure to perform would give rise to the failure of a condition set forth in Section 8.1 or 8.3 and such breach or failure to perform cannot be cured or, if curable, shall continue unremedied for a period of ten (10) days after Parent and MergerCo have received written notice from the Stockholders’ Representative of the occurrence of such breach (provided that in no event shall such ten day period extend beyond seventy-fourth (74th) day following the Original Date) or (ii) if events have occurred which have made it impossible to satisfy a condition precedent to the Common Equity Holders’ and the Company’s obligations to consummate the transactions contemplated hereby, unless the Company’s, the Stockholder’s Representative’s or any Common Equity Holder’s breach of this Agreement has caused the condition to be unsatisfied; or

(e)           by the Stockholders’ Representative, on behalf of the Common Equity Holders and the Company, by written notice to Parent and MergerCo if all of the closing conditions set forth in Section 8.1 and 8.2 (including all conditions set forth in the Debt Commitment Letters other than the funding of the Equity Financing), other than the closing conditions set forth in Section 8.2(f)(i), have been satisfied and the Closing does not occur within three (3) Business Days after the date such closing conditions (not including Section 8.2(f)(i)) have been satisfied solely because the Equity Financing has not been consummated.

Section 10.2.        Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo, Olympus, the Company, the Stockholders’ Representative or any Stockholder or Optionholder and their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 7.3, Section 7.6, Section 9.6(a), this Section 10.2, Section 10.3 and Article XI; provided, however, that, except as set forth in Section 10.3 below, nothing contained in this Section 10.2 shall relieve any party from liabilities or damages arising out of any willful breach by such party of any of its covenants contained in this Agreement.

Section 10.3.        Termination Fee.  In the event that this Agreement is terminated by Stockholders’ Representative pursuant to Section 10.1(e), then Olympus Growth Fund IV, L.P. (“Olympus”) shall promptly pay to the Company (as liquidated damages) a fee in an aggregate amount equal to $5,000,000 and none of Parent, MergerCo and Olympus (nor any of their respective partners, shareholders, directors, employees, agents, representatives or Affiliates) shall have any further liability to the Company or any Company Indemnified Party on account of the termination of this Agreement pursuant to (including any breach related thereto).  Notwithstanding any provision herein to the contrary (including Section 9.6 and Section 11.10), the fee set forth in this Section 10.3 shall be deemed to be the exclusive remedy to the Company and the Company Indemnified Parties in connection with any termination of this Agreement.

Section 10.4.        Amendment.  This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of Parent, MergerCo, the Company and the Stockholders’ Representative at any time before or after any approval hereof by the stockholders of the Company and MergerCo; provided, however, that after any such stockholder approval, no amendment shall be made that by law requires further approval by the Stockholders without obtaining the approval of Stockholders’ Representative.

Section 10.5.        Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced.  Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1.        Notices.  All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or via facsimile (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as specified by like notice):

(a)           If to the Company, to:

WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, MN 56304
Attn:  John Fitzpatrick
Facsimile:  320-656-2199

with a copy to:

Behrman Capital III L.P.
126 East 56th Street, 27th Floor
New York, NY 10022
Attn:  Tom W. Perlmutter and Rodney A. Cohen
Facsimile:  (212) 980-7024

with a copy to:

Goodwin Procter LLP
599 Lexington Avenue
New York, NY 10022
Attn:  A.J. Weidhaas, Esq. and Edward J. Braum, Esq.
Facsimile:  (212) 355-3333

(b)           If to Parent, to:

c/o Olympus Partners
One Station Place, 4th Floor
Stamford, CT 06902
Attn:  L. David Cardenas and Keith Heffernan
Facsimile:  (203) 353-5910

with a copy to:

Kirkland & Ellis LLP
200 East Randolph Drive, 58th Floor
Chicago, IL 60601
Attn:  John A. Schoenfeld, P.C.
Facsimile:  (312) 861-2200

(c)           If to MergerCo, to:

c/o Olympus Partners
One Station Place, 4th Floor
Stamford, CT 06902
Attn:  L. David Cardenas and Keith Heffernan
Facsimile:  (203) 353-5910

with a copy to:

Kirkland & Ellis LLP
200 East Randolph Drive, 58th Floor
Chicago, IL 60601
Attn:  John A. Schoenfeld, P.C.
Facsimile:  (312) 861-2200

(d)           If to the Stockholders’ Representative, to:

Behrman Capital III L.P.
126 East 56th Street, 27th Floor
New York, NY 10022
Attn:  Tom W. Perlmutter and Rodney A. Cohen
Facsimile:  (212) 980-7024

with a copy to:

Goodwin Procter LLP
599 Lexington Avenue
New York, NY 10022
Attn:  A.J. Weidhaas, Esq. and Edward J. Braum, Esq.
Facsimile:  (212) 355-3333

Section 11.2.        Disclosure Schedules.   No reference to or disclosure of any item or other matter in the schedules to this Agreement (the “Schedules”) shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Schedules.  Certain agreements and other matters are listed in the Schedules for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed by the terms of this Agreement.

The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants contained in this Agreement and shall not in any way be deemed to expand the scope or effect of any such representations, warranties or covenants contained herein (except as set forth on the Schedules).  Notwithstanding anything to the contrary contained in the Schedules or in this Agreement, the information and disclosures contained in each section of the Schedules shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Schedules as though fully set forth in such other sections (whether or not specific cross-references are made) for which applicability of such information and disclosure is reasonably apparent on its face.

Section 11.3.        Assignment.  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Parent and MergerCo may assign, in whole or in part, (a) its rights, but not its obligations, hereunder to any Person providing financing to Parent and/or MergerCo for the purchase of the Company Stock and Options hereunder and (b) its rights and obligations hereunder to one or more of its Affiliates.

Section 11.4.        Severability.  If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 11.5.        No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until this Agreement is executed by the parties hereto.

Section 11.6.        Certain Definitions.  For purposes of this Agreement:

(a)           “Accelerated Earnout Payments” means any and all earnout payments owed under the terms of the Asset Purchase Agreement, dated July  28, 2005, by and among Woodcraft Industries, Inc., Dimension Moldings, Inc., RBJ Holdings, Inc., Rhine Blake and Jim Herchek.

(b)           An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and in the case of a natural Person shall include any individual related by marriage or adoption to any such individual (including such natural Person’s immediate family members) or any entity in which any such natural Person owns any beneficial interest (excluding the ownership of less than 5% of the capital stock of any publicly-traded corporation).

(c)           “Cash and Cash Equivalents” shall mean with respect to the Company and the Subsidiaries as of the Measurement Time: all GAAP cash on hand and cash equivalents that are immediately convertible into cash without loss or costs as of the Measurement Time and held without limitation or restriction of any kind (including, to the extent consistent with the foregoing, any deposit in transit included in a cash clearing account, all amounts included in all bank accounts, and all checks received but not yet cashed or deposited into a bank account), net of any outstanding checks, bank overdrafts or other proper reconciling items.  In addition, “Cash and Cash Equivalents” shall not include the Aggregate Option Exercise Price Proceeds (as defined in Section 2.2(a)); provided, however, in the event the Closing shall occur prior to the close of business on January 9, 2007, such amount will be (i) reduced by all amounts paid with respect to the Tail Policy and (ii) increased by $62,500, the amount to be paid by Parent to the Company under Section 7.5(b) hereof.

(d)           “Certificate of Incorporation” means the Company’s Second Amended and Restated Certificate of Incorporation, as amended through the Original Date.

(e)           “Code” shall mean the Internal Revenue Code of 1986, as amended.

(f)            “Common Equity Holder” means the Stockholders (including the Rollover Participants) and the Optionholders.

(g)           “Fundamental Parent Representations” means those representations and warranties of Parent and MergerCo set forth in Sections 5.1 (Organization), 5.2 (Authorization; Validity of Agreement; Necessary Action) and 5.5 (Brokers).

(h)           “Fundamental Seller Representations” means those representations and warranties of the Company set forth in Sections 4.1 (Existence, Good Standing; Authority), 4.2 (Capitalization), 4.3 (Subsidiaries), 4.8 (Taxes), 4.9 (Employee Benefit Plans), 4.14 (Environmental Matters), 4.16 (No Brokers) and 4.25 (Indebtedness).

(i)            “Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

(j)            “Indebtedness” means (i) all indebtedness or other obligation of the Company and/or any of its Subsidiaries for borrowed money, whether current, short-term or long-term, secured or unsecured, and all accrued interest, premiums, penalties and other obligations relating thereto, (ii) all indebtedness of the Company and/or any of its Subsidiaries evidenced by any note, bond, debenture or other security, (iii) all indebtedness of the Company and/or any of its Subsidiaries for the deferred purchase price for purchases of property which is not evidenced by trade accounts payables, (iv) all existing lease obligations of the Company and/or any of its Subsidiaries under leases which are capital leases in accordance with GAAP, (v) any liability of the Company and/or any of its Subsidiaries under deferred compensation plans, phantom stock plans, severance or bonus plans (in the case of any such bonus plan, solely in connection with the transactions contemplated by this Agreement), or, to the extent not accrued for as a current liability in Closing Working Capital (as finally determined), any change in control or similar payment or increased cost which is triggered or made payable as a result of the transactions contemplated herein (including, without limitation, the bonus payable to John Fitzpatrick pursuant to that certain bonus agreement, dated May 31, 2006, between the Company and John Fitzpatrick and the transaction bonuses set forth on Schedule 2.3), (vi) any off-balance sheet financing of the Company and/or any of its Subsidiaries, (vii) any payment of obligations of the Company and/or any of its Subsidiaries in respect of banker’s acceptances or letters of credit, (viii) any liability of the Company and/or any of its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations, (ix) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA and/or any unfunded pension liability of the Company and/or any of its Subsidiaries, (x) any indebtedness referred to in clauses (i) through (ix) above of any person or entity which is either guaranteed by, or secured by an Encumbrance upon any property or asset owned by, the Company and/or any of its Subsidiaries and (xi) accrued and unpaid interest of, and prepayment premiums, breakage costs, penalties or similar contractual charges arising as result of the discharge at Closing of, any such foregoing obligations; provided, however, that for purposes of the calculation of the Indebtedness of the Company and its Subsidiaries as of the Measurement Time, “Indebtedness” will not include (a) any prepayment premiums, breakage costs or similar contractual charges arising from the prepayment of the Company’s 10% Senior Notes, due 2012, but will include an amount equal to the sum of (x) the aggregate principal face amount of such 10% Senior Notes and (y) all accrued but unpaid interest thereon as of the Measurement Time and (b) the Accelerated Earn-Out Payments.

(k)           “Intellectual Property” means all intellectual property rights whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all fictional business names, trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”), (iv) discoveries, concepts, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, procedures, designs, drawings, specifications,  and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals of Company, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents, and (v) any and all: (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (B) databases and complications, including any and all data and collections of data, whether machine readable or otherwise; (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (D) all documentation including user manuals and other training documentation related to any of the foregoing.

(l)            “IRS” means the Internal Revenue Service of the United States.

(m)          “Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) actually suffered or incurred by such Person.

(n)           “Net Working Capital” means current assets less current liabilities, in each case as determined in accordance with GAAP, consistently applied, except in accordance with the specific accounting principles and adjustments set forth in Schedule 11.6(n) hereto.  The forgoing shall specifically exclude (i) accrued interest on Indebtedness, (ii) the current portion of Indebtedness, (iii) any asset or liability for income Taxes (but not other Taxes) and any deferred Tax items established to reflect timing differences between book and Tax income, (iv) any accrual for Company Expenses associated with this Agreement and the transactions contemplated hereby (but only to the extent such accrued amounts are included as “Company Expenses” and deducted from the Merger Consideration pursuant to Section 2.1(d)(iii)(B)) and (v) Cash and Cash Equivalents.  For purposes of clarification, Net Working Capital shall not include Indebtedness or Accelerated Earnout Payments, and vice versa.

(o)           “Nonvoting Common Stock” means the Company’s nonvoting common stock, par value $.01 per share.

(p)           “Option” means any option to purchase shares of Voting Common Stock granted under the Plan.

(q)           “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

(r)            “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended).

(s)           “Plan” means the Company’s 2003 Stock Option and Grant Plan, as amended.

(t)            “Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period beginning after the Closing Date.

(u)           “Post-Closing Tax Benefit” shall mean, with respect to any Post-Closing Period, the actual reduction in income Taxes that would have been payable in the absence of both (i) the Transaction Deductions and (ii) net operating losses and credits arising in any Post-Closing Period.

(v)           “Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date.  For purposes of this Agreement, in the case of any taxable year or period of a Company or a Subsidiary which includes the Closing Date (but does not end on that day), (i) Property Taxes (as defined in Section 11.6) allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire taxable year or period multiplied by a fraction, the numerator of which is the number of days during the taxable year or period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable year or period, and (ii) Taxes (other than Property Taxes) of a Company or a Subsidiary for the Pre-Closing Period shall be computed as if such taxable year or period (and the taxable year or period of any entity taxable as a partnership in which the Company or the Subsidiary owns a direct or indirect interest) ended as of the close of business on the Closing Date.

(w)          “Pro Rata Portion” shall mean with respect to each Common Equity Holder, the quotient (expressed as a percentage) obtained by dividing the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock (including Rollover Shares) held by such Common Equity Holder as of immediately prior to the Effective Time (assuming the exercise of all vested Options as of immediately prior to the Effective Time) by the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock (including Rollover Shares) held by all Common Equity Holders as of immediately prior to the Effective Time (assuming the exercise of all vested Options as of immediately prior to the Effective Time).  Schedule 11.6(w) sets forth the Pro Rata Portion for each Common Equity Holder, as the same may be updated to reflect the actual equityholdings of the Common Equity Holders as of immediately prior to the Effective Time; it being understood and agreed that each such determination and application of “Pro Rata Portion” under this Agreement shall be made, for all purposes hereunder, prior to the consummation of the exchange transactions contemplated by Section 2.10, with the effect that such Rollover Shares shall, for all purpose, be included in the determination Pro Rata Portion.

(x)            “Property Taxes” means real, personal and intangible ad valorem property taxes.

(y)           “Responsible Common Equity Holder” shall mean each Common Equity Holder who executed and delivered a counterpart signature page to the Common Equity Holders Agreement agreeing to become a party to and bound the terms and provisions of the Common Equity Holders Agreement.

(z)            “Responsible Pro Rata Portion” shall mean with respect to each Responsible Common Equity Holder, the quotient (expressed as a percentage) obtained by dividing the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock (including Rollover Shares) held by such Responsible Common Equity Holder as of immediately prior to the Effective Time (assuming the exercise of all vested Options as of immediately prior to the Effective Time) by the aggregate number of shares of Voting Common Stock and Nonvoting Common Stock (including Rollover Shares) held by all Responsible Common Equity Holders as of immediately prior to the Effective Time (assuming the exercise of all vested Options as of immediately prior to the Effective Time).  Schedule 11.6(z) sets forth the Responsible Pro Rata Portion for each Responsible Common Equity Holder, as the same may be updated to reflect the actual equityholdings of the Responsible Common Equity Holders as of immediately prior to the Effective Time and the execution and delivery by any Common Equity Holder of a counterpart signature page to the Common Equity Holders Agreement after the Original Date agreeing to become a party to and bound the terms and provisions of the Common Equity Holders Agreement (it being understood and agreed that, at all times, the aggregate total of the Responsible Pro Rata Portions for all Responsible Common Equity Holders shall equal one hundred percent (100%)); it being further understood and agreed that each such determination and application of “Responsible Pro Rata Portion” under this Agreement shall be made, for all purposes hereunder, prior to the consummation of the exchange transactions contemplated by Section 2.10, with the effect that such Rollover Shares shall, for all purpose, be included in the determination Responsible Pro Rata Portion.

(aa)         “Rollover Amount” shall mean the number of Rollover Shares multiplied by the Price Per Common Share.

(bb)         “Stockholders Agreement” shall mean that certain Stockholders Agreement dated as of April 9, 2003, by and among the Company, the Stockholders’ Representative and the other parties thereto, as amended.

(cc)         “Subsidiary” means any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

(dd)         “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

(ee)         “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(ff)           “Transaction Deductions” shall mean the sum of all items of loss and expense deduction resulting from or attributable to (a) payments in respect of Options as contemplated by this Agreement, including payments to Optionholders of their pro rata share of Tax refunds, (b) the repayment of Indebtedness at Closing or as contemplated by this Agreement (including any loss or deduction relating to the acceleration of unamortized financing and prior transaction costs associated with the repayment of the Company’s 10% Senior Notes, due 2012, whenever such Notes are repaid), (c) the payment of any bonuses to employees of the Company and its Subsidiaries upon consummation of the transactions contemplated hereby and (d) payment of legal, financial advisory, accounting and other fees and expenses of the Company (but not of Parent or MergerCo) in connection with the transactions contemplated hereby, except to the extent that Parent’s tax advisor reasonably determines in good faith that such payments, fees and expenses are not properly deductible (including, without limitation, pursuant to Code Section 280G or Treasury Regulation Sections 1.263(a)-4 and -5); provided, that Transaction Deductions shall not include any loss or deduction resulting from or attributable to any prepayment premiums, breakage costs or similar contractual charges arising from the prepayment of the Company’s 10% Senior Notes, due 2012.

(gg)         “Voting Common Stock” means the Company’s voting common stock, par value $.01 per share.

Section 11.7.        Interpretation.  When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein, means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  References to a Person are also to its permitted successors and assigns.

Section 11.8.        Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, whether or not the Merger is consummated, all costs, fees and expenses incurred in connection with the negotiation and the consummation of the transactions contemplated by this Agreement (including, without limitation, investment banker’s, broker’s, attorneys’, accountants’ and outside advisers’ fees and disbursements) shall be borne by (a) Parent and MergerCo if incurred by Parent and MergerCo or (b) the Common Equity Holders if incurred by, or for the account of, any of the Common Equity Holders, the Stockholders’ Representative, the Company and/or any of its Subsidiaries; provided, however, that Parent and MergerCo shall pay, or cause the Surviving Corporation to pay, at the Closing, the amount of Company Expenses deducted from the Merger Consideration pursuant to Section 2.1(d)(iii)(B) in accordance with written instructions therefor delivered by the Stockholders’ Representative prior to the Closing.

Section 11.9.        Choice of Law/Consent to Jurisdiction.

(a)           All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of New York.  Except for disputes arising under Section 2.6 and for other claims seeking injunctive or other equitable relief (which may be brought in any court having proper jurisdiction) and except as expressly provided elsewhere in this Agreement, each of the parties hereby consents to personal jurisdiction, service of process and venue in the federal or state courts of the State of New York for any claim, suit or proceeding arising under this Agreement, or in the case of a third party claim subject to indemnification hereunder, in the court where such claim is brought.

(b)           THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY

JURY IN RESPECT OF ANY PROCEEDINGS BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT.

Section 11.10.      Specific Performance.  The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of proper jurisdiction, including without limitation the obligation to close the Merger on the Closing Date pursuant to Section 1.4 hereof.  Such remedies shall not be exclusive and shall be in addition to any other remedies that any party may have under Article IX of this Agreement.

Section 11.11.      Mutual Drafting.  The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof.  As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 11.12.      Miscellaneous.  This Agreement (a) constitutes, together with the Confidentiality Agreement and the Schedules, Exhibits and Annexes attached hereto, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement.  Sections 7.8 and 9.3 are intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

WII HOLDING, INC.

By:
Name:
Title:

MERGERCO:

WII MERGER CORPORATION

By:
Name:
Title:

COMPANY:

WII COMPONENTS, INC.

By:
Name:
Title:

STOCKHOLDERS’ REPRESENTATIVE:

BEHRMAN CAPITAL III L.P., solely
in its capacity as Stockholders’ Representative

By: BEHRMAN BROTHERS III L.L.C.,
its General Partner

By:
Name:
Title:

ANNEX A

Defined Terms

Term	Section Reference

Accounting Referee	2.6(d)
Acquisition Transaction	7.7(a)
Affiliate	11.6
Aggregate Option Exercise Price Proceeds	2.2(a)
Agreement	Introduction
Applicable Limitation Date	9.1
Appraisal Rights Provisions	3.2(a)
Base Amount	2.5(b)
Base Balance Sheet	4.5(b)
Business Day	1.4
By-laws	4.1(a)
Cash and Cash Equivalents	11.6
Certificate of Incorporation	11.6
Certificate of Merger	1.2
Certificate	2.1(e)
Closing	1.4
Closing Cash	2.6(a)
Closing Date	1.4
Closing Overage	2.1(d)(ii)
Closing Underage	2.1(d)(iii)
Closing Working Capital	2.6(a)
Closing Statement	2.6(a)
Closing Statement Response Notice	2.6(a)
Code	11.6
Common Equity Holder(s)	11.6
Company	Introduction
Company Board	Recitals
Company Expenses	2.4
Company Indemnified Party	9.3(a)
Company Intellectual Property	4.13(b)
Company Licenses	4.18
Company Material Adverse Effect	4.1(a)
Company Plans	4.9(a)
Company Stock	2.1
Confidentiality Agreement	7.3
Copyrights	11.6
CS Commitment Letter
Customers	4.22
Debt Commitment Letters	5.4
Debt Financing	5.4

1

Term	Section Reference

Deductible	9.2(b)(i)
DGCL	Recitals
Dimension Moldings APA	9.7
Dimension Moldings Closing Date	9.7
Dimension Moldings Property	9.7
Dissenting Shares	3.2(a)
Effective Time	1.2
Encumbrances	2.3
Environment	4.14
Environmental Laws	4.14
Equity Commitment Letter	5.4
Equity Financing	5.4
Equity Interests	4.2
ERISA	4.9(a)
Escrow Account	2.8
Escrow Agent	2.8
Escrow Agreement	2.8
Escrow Amount	2.8
Escrow Payment Reduction Amount	9.4(d)
Estimated Cash and Cash Equivalents	2.5(a)
Estimated Working Capital	2.5(a)
Estimated Working Capital Adjustment	2.5(b)
Exchange Agent	3.1(a)
Fall-Back Month-End Balance Sheet	2.5(a)
Fall-Back Month-End Financials	7.2(c)
Final Closing Adjustment	2.6(e)
Final Merger Consideration	2.6(e)
Financial Statements	4.5
Financing	5.4
Financing Commitments	5.4
Fundamental Parent Representations	11.6
Fundamental Seller Representations	11.6
GAAP	4.1(a)
General Enforceability Exceptions	4.1(b)
Governmental Authority	11.6
Hazardous Material	4.14
HSR Act	7.5(a)
Indebtedness	11.6
Indemnifiable Costs	9.4(d)
Indemnification Cap	9.2(b)(ii)
Indemnification Claim Notice	9.2(d)
Indemnification Cut-Off Date	9.2(b)(iv)
Indemnified Parties	7.8(a)

2

Term	Section Reference

Indemnity Claim	9.4(b)
Intellectual Property	11.6
IRS	11.6
Leased Real Property	4.10(a)
Lease(s)	4.10(a)
Losses	11.6
Loss Tax Benefit	9.2(c)
Management Rollover Agreements	2.10
Marks	11.6
Measurement Time	2.5(c)
Merger	Recitals
MergerCo	Introduction
Merger Consideration	2.1(d)
Mini-Threshold	9.2(b)(i)
Necessary Stockholder Approval	4.1(c)
Net Working Capital	11.6
New Executive Arrangements	Recitals
New Ordinary Course Contract	6.1(e)
Nonvoting Common Stock	11.6
OCM Commitment Letter	5.4
Olympus	10.3
Olympus Debt Commitment Letter	5.4
Option	11.6
Optionholder(s)	2.2(a)
Original Date	Recitals
Parent	Introduction
Parent Material Adverse Effect	5.1
Parent/MergerCo Indemnified Party	9.2(a)
Patents	11.6
Person	11.6
Plan	11.6
Post-Closing Period	11.6
Post-Closing Tax Benefit	11.6
Pre-Closing Period	11.6
Price Per Common Share	2.1(c)
Prior Agreement	Recitals
Pro Rata Portion	11.6
Prior Written Consent	7.1(a)(i)
Property Taxes	11.6
Release	4.14
Review Period	2.6(a)
Rollover Amount	11.6
Rollover Participants	2.10

3

Term	Section Reference

Rollover Shares	2.10
Schedules	11.2
Schedule Supplement	7.4
Stockholders	2.1
Stockholders Agreement	11.6
Stockholders’ Representative	Introduction
Subsidiary	11.6
Superior Proposal	7.7(c)
Suppliers	4.22
Surviving Corporation	1.1
Tail Policy	7.8(c)
Tax(es)	11.6
Tax Contest	7.9(h)
Tax Returns	11.6
Threshold	9.2(b)(i)
Total Option Proceeds	2.2(a)
Transaction Agreements	9.4(a)
Transaction Deductions	11.6
Transfer Taxes	7.9
Voting Common Stock	11.6
Written Consent	7.1(b)

4